UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

Aspect Medical Systems, Inc.

(Name of Subject Company)

Aspect Medical Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Class of Securities)

Nassib G. Chamoun

President and Chief Executive Officer

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Susan W. Murley, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The name of the subject company is Aspect Medical Systems, Inc., a Delaware corporation (“Aspect” or the “Company”). The address of Aspect’s principal executive offices is One Upland Road, Norwood, MA 02062, and Aspect’s telephone number is (617) 559-7000.

(b)	Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as amended from time to time, this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of Aspect. As of September 30, 2009, there were 17,443,342 shares of Aspect common stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The name, business address and business telephone number of Aspect, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 8, 2009, pursuant to which Purchaser is offering to purchase all of the issued and outstanding shares of Aspect common stock at a price per share of $12.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated October 8, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference. Both Purchaser and Parent are indirect wholly-owned subsidiaries of Covidien plc, a company formed under the laws of Ireland (“Covidien”). Unless the context indicates otherwise, in this Schedule, the term “Covidien” refers to Purchaser, Parent and Covidien, collectively.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2009 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Aspect. Covidien International Finance S.A., (“CIFSA”) a Luxembourg corporation and an affiliate of Parent, has unconditionally guaranteed the performance by Parent of its obligations under the Merger Agreement, including Parent’s guaranty of the payment and performance of the obligations of the Purchaser under the Merger Agreement. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Aspect (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Aspect common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Aspect common stock that are held by Purchaser or Parent, held by Aspect as treasury stock or held by any wholly-owned subsidiary of Aspect and by Aspect stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, Aspect will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the Purchaser’s principal address is c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048.

Information about the Offer, this Schedule 14D-9, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on Aspect’s website at www.aspectms.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between Aspect or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. The Information Statement is being furnished to Aspect’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with Purchaser’s right to designate persons to Aspect’s Board of Directors (the “Board”) other than at a meeting of stockholders.

Except as set forth in this Item 3, Item 4 below, the Information Statement or in Aspect’s Proxy Statement on Schedule 14A filed with the SEC on April 30, 2009, as incorporated by reference herein, to Aspect’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Aspect or its affiliates and (i) Aspect’s executive officers, directors or affiliates or (ii) Purchaser, Parent, or Covidien or their respective executive officers, directors or affiliates.

The consummation of the Offer will constitute a change in control of Aspect for the purposes of determining the entitlements due to certain executive officers and directors of Aspect with respect to severance and certain other benefits as more fully described below.

(a)	Agreements Between Aspect and its Executive Officers and Directors

Interests of Certain Persons. Aspect’s executive officers and the members of the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Aspect’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Payable for Outstanding Shares Pursuant to the Offer. If Aspect’s executive officers and directors tender the shares of Aspect common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of common stock on the same terms and conditions as the other stockholders of Aspect. As of September 30, 2009, Aspect’s executive officers and directors beneficially owned in the aggregate 819,448 shares of Aspect common stock (excluding unvested restricted Aspect common stock and shares underlying stock options). If the executive officers and directors were to tender all 819,448 of these shares of Aspect common stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $9,833,376 in cash. All of the executive officers and directors of Aspect, who own an aggregate of 819,448 shares of Aspect common stock, have entered into Tender and Voting Agreements with Purchaser and Parent dated as of the date of the Merger Agreement pursuant to which, among other things, such executive officers and directors have agreed to tender into the Offer all shares of Aspect common stock beneficially owned by them, subject to specific exclusions set forth in such agreements, and not to withdraw any such shares previously tendered. These Tender and Voting Agreements are described in more detail below, under the subheading “Tender and Voting Agreements.” The beneficial ownership of shares of Aspect’s common stock of each director and executive officer is further described in the Information Statement under the heading “Certain Information Concerning Aspect—Beneficial Ownership of Aspect Common Stock.”

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the shares of common stock beneficially owned by each of Aspect’s executive officers and directors (excluding unvested restricted stock and shares underlying stock options) are tendered pursuant to the Offer and those shares are accepted for purchase and purchased by Purchaser.

Name	Number of Shares Owned	Consideration
Margery Ahearn	1,924	$23,088
J. Neal Armstrong	39,760	477,120
Jon C. Biro	—	—
Nassib G. Chamoun	211,172	2,534,064
John Coolidge	13,362	160,344
Marc Davidson	3,798	45,576
Philip H. Devlin	42,580	510,960
J. Breckenridge Eagle	150,731	1,808,772
William H. Floyd	105,616	1,267,392
Edwin M. Kania, Jr.	98,999	1,187,988
Melvin L. Keating	—	—
Scott D. Kelley, M.D.	20,613	247,356
James J. Mahoney, Jr.	20,501	246,012
Paul J. Manberg, Ph.D.	41,724	500,688
John J. O’Connor	49,501	594,012
Vincent P. Scialli	2,000	24,000
Donald R. Stanski, M.D.	17,167	206,004

Effect of the Offer and the Merger Agreement on Aspect Stock Options. The Merger Agreement provides that each option to purchase shares of Aspect common stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time, including stock options held by Aspect’s executive officers and directors, will become fully vested and be cancelled immediately prior to the Effective Time. The holders of each such option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the amount of the Offer Price over the exercise price per share of Aspect common stock subject to such option and (b) the number of shares of Aspect common stock subject to such option, immediately prior to the completion of the Merger, without interest and less any required withholding taxes (such amount, the “Option Spread Value”). The Option Spread Value will be paid to each holder of an option as soon as practicable (and in any event within ten business days) after the completion of the Merger. If the exercise price of any option equals or exceeds the amount of the Offer Price, the option will be cancelled as of the completion of the Merger without payment of any consideration, and all rights with respect to such Option will terminate as of the completion of the Merger.

As of September 30, 2009, Aspect’s executive officers and directors held options to purchase an aggregate of 1,146,859 shares of Aspect common stock, with exercise prices ranging from $3.26 to $12.00 per share and a weighted average exercise price of $8.12 per share.

The table below sets forth the Option Spread Value for each of Aspect’s executive officers and directors, as of September 30, 2009, for: (i) options that by their terms are currently vested, (ii) options that were unvested but, in accordance with the provisions of the Merger Agreement, will accelerate and become fully vested immediately prior to the Effective Time, and (iii) total vested options and accelerated unvested options immediately prior to the Effective Time.

Name	Option Spread Value of Exercisable Options	Option Spread Value of Unexercisable Accelerated Options	Total Option Spread Value
Margery Ahearn	$53,347	$171,349	$224,696
J. Neal Armstrong	96,685	96,677	193,362
Jon C. Biro	31,382	31,358	62,740
Nassib G. Chamoun	483,092	495,019	978,111
John Coolidge	83,502	171,349	254,851
Marc Davidson	65,038	171,349	236,387
Philip H. Devlin	254,769	171,349	426,118
J. Breckenridge Eagle	199,074	209,425	408,499
William H. Floyd	202,999	171,349	374,348
Edwin M. Kania, Jr.	9,390	39,140	48,530
Melvin L. Keating	31,382	31,358	62,740
Scott D. Kelley, M.D.	372,141	171,349	543,490
James J. Mahoney, Jr.	62,890	39,140	102,030
Paul J. Manberg, Ph.D.	172,563	171,349	343,912
John J. O’Connor	6,890	64,500	71,390
Vincent P. Scialli	31,382	31,358	62,740
Donald R. Stanski, M.D.	68,790	39,140	107,930

Effect of the Offer and the Merger Agreement on Aspect Restricted Stock. The Merger Agreement provides that each share of restricted Aspect common stock that is outstanding immediately prior to the Effective Time, including shares of restricted stock held by Aspect’s executive officers and directors, will become fully vested and all restrictions and conditions applicable thereto shall lapse immediately prior to the Effective Time and be cancelled as of the Effective Time. Such restricted stock will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of shares of restricted stock, without interest and less any required withholding taxes (such amount, the “Restricted Stock Value”).

The table below sets forth the gross Restricted Stock Value, as of September 30, 2009, for unvested restricted stock held by each of Aspect’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will accelerate and become fully vested immediately prior to the Effective Time.

Name	Restricted Stock Value of Unvested Restricted Stock
Margery Ahearn	$371,988
J. Neal Armstrong	122,760
Jon C. Biro	60,000
Nassib G. Chamoun	1,016,652
John Coolidge	383,232
Marc Davidson	383,232
Philip H. Devlin	383,232
J. Breckenridge Eagle	451,464
William H. Floyd	428,232
Edwin M. Kania, Jr.	89,988
Melvin L. Keating	60,000
Scott D. Kelley, M.D.	383,232
James J. Mahoney, Jr.	89,988
Paul J. Manberg, Ph.D.	383,232
John J. O’Connor	101,988
Vincent P. Scialli	60,000
Donald R. Stanski, M.D.	89,988

Effect of the Offer and the Merger Agreement on Employee Stock Purchase Plan. Under Aspect’s Restated 1999 Employee Stock Purchase Plan, as amended (the “ESPP”), participants are permitted to purchase shares of Aspect common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of Aspect are eligible to participate in the ESPP. Pursuant to the Merger Agreement, if the Effective Time occurs before the applicable exercise date relating to a purchase period and there are options outstanding under the ESPP, Aspect will provide that such outstanding options will be cancelled as of the Effective Time, provided that notice of cancellation will be given to the holders of the options and, to the extent that the holder does not elect to withdraw his or her participation in the ESPP prior to the Effective Time, then such option will be deemed to have been exercised in full as of the Effective Time based on payroll deductions then credited to the holders account as of a date prior to the Effective Time. No new plan period will commence after the date of the Merger Agreement. One executive officer of Aspect is a participant in the current plan period and Aspect estimates that he will receive approximately 90 shares of Aspect common stock in connection with the deemed exercise of ESPP options as of the Effective Time.

Restated Key Employee Change in Control Severance Plan. Aspect’s Restated Key Employee Change in Control Severance Plan (the “Severance Plan”) provides separation pay and benefits to each of Aspect’s executive officers whose employment is involuntarily terminated without cause or who voluntarily terminate his or her employment for good reason within one month before or 12 months following the effective date of a change in control. Specifically, the Severance Plan provides that eligible participants will be entitled to receive:

•

a lump sum payment equal to the participant’s annual base salary plus the average of his or her last three annual bonuses multiplied by a severance multiple, which severance multiple is two for the chief executive officer and the founder chairman of the Board and 1.25 for each of the other participants;

•

a lump sum payment equal to the participant’s target bonus for the year in which such participant is terminated, which amount is pro rated for the number of days in the year preceding the participant’s termination; and

•

continued health insurance coverage, in the case of the chief executive officer and founder chairman of the Board, for 24 months following termination and, in the case of the other participants, 15 months following termination.

The summary of the Severance Plan contained herein is qualified by reference to the Severance Plan, which is filed herewith as Exhibit (e)(8) and is incorporated herein by reference. Pursuant to the Merger Agreement, Parent has agreed to honor all of the obligations under the Severance Plan, and any payments under the Severance Plan would be in lieu of any severance plans or policies of the Parent, Purchaser or the surviving corporation of the Merger (the “Surviving Corporation”).

The following table sets forth, as of September 30, 2009, the cash consideration that the founder chairman of the Board and each of Aspect’s executive officers would receive in accordance with the terms of the Severance Plan if such individual’s employment were terminated without cause or such individual terminated his or her employment for good reason prior to or following the consummation of the Offer in accordance with the terms of the Severance Plan:

Name	Lump Sum Severance Salary Payment	Lump Sum Severance Bonus Payment	Continuation of Health Benefits	Total
Margery Ahearn	$291,984	$63,750	$1,773	$357,507
J. Neal Armstrong	443,380	107,078	17,024	567,482
Nassib G. Chamoun	1,019,741	182,813	34,798	1,237,352
John Coolidge	364,878	90,135	20,980	475,993
Marc Davidson	336,652	73,500	19,982	430,134
Philip H. Devlin	371,441	91,125	20,980	483,546
J. Breckenridge Eagle	494,145	75,075	23,957	593,177
William H. Floyd	473,085	126,563	20,980	620,628
Scott D. Kelley, M.D.	455,187	83,723	20,980	559,890
Paul J. Manberg, Ph.D.	406,906	96,174	20,980	524,060

Special Bonus Payment for Holders of Expiring Options. Certain executive officers named below who did not exercise specified stock options before the October 5, 2009 expiration date of such options (or, in the case of Mr. Davidson, the December 7, 2009 expiration date) will be paid a special bonus immediately after the Effective Time. The special cash bonus is equal to the difference between the exercise price of such stock options and the Offer Price. The payment to each of these executive offices is expected to be as follows:

Name	Bonus Amount
Nassib G. Chamoun	$90,000
Marc Davidson	18,000
Philip H. Devlin	36,000
Paul J. Manberg	36,000
Margery Ahearn	7,200

Effect of the Offer and the Merger Agreement on Employee Benefits. Pursuant to the Merger Agreement, Parent has agreed that, for a period of one year following the Effective Time, it will provide, or cause to be provided, to each employee of Aspect and its subsidiaries a total compensation package (including base salary, annual bonus and other employee benefits, excluding equity and equity based compensation), that is substantially comparable, in the aggregate, to the total compensation package provided to such employees immediately before the Effective Time.

Parent has further agreed to give each employee of Aspect and its subsidiaries full credit for prior service with Aspect or its subsidiaries, as the case may be, before the Effective Time for all purposes under the employee benefit plans of Parent and its subsidiaries, subject to applicable law and tax qualification requirements, to the same extent as such employees were entitled before the Effective Time to credit for such service under any similar employee benefit plan of Aspect and its subsidiaries in which such employee participated or was eligible to participate immediately prior to the Effective Time. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Indemnification of Officers and Directors. Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for a breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the unlawful payment of dividends, unlawful stock purchases or for any transaction from which he director derived an improper personal benefit. Article EIGHTH of Aspect’s Restated Certificate of Incorporation, as amended, provides that no director of Aspect shall be personally liable to Aspect for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons, serving at the request of the corporation in related capacities, against expenses, judgments, fines and amounts paid in settlement incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article NINTH of Aspect’s Restated Certificate of Incorporation, as amended, provides that a director or officer of Aspect:

•

shall be indemnified by Aspect against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding and any appeal therefrom brought against such director or officer or threatened to be brought against him or her by virtue of his or her position as a director or officer of Aspect or agreement to serve as an officer or director, or in a similar capacity, for another corporation at the request of Aspect, if he or she acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Aspect, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

•

shall be indemnified by Aspect against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action, suit or proceeding by or in the right of Aspect brought against such director or officer or threatened to be brought against him or her by virtue of his or her position as a director or officer of Aspect or his or her agreement to serve as an officer or director, or in a similar capacity, for another corporation at the request of Aspect, if he acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of Aspect, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Aspect, unless the Delaware Court of Chancery determines that, despite such adjudication of liability, but in view of all of the circumstances, he or she is still entitled to indemnification of such expenses.

Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, Aspect shall indemnify him or her against all expenses (including attorneys’ fees) incurred in connection therewith. If Aspect does not assume the defense of any such foregoing action, expenses shall be advanced to a director or officer at his request, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses. Indemnification is required to be made unless Aspect determines, by clear and convincing evidence, that the applicable standard of conduct required for indemnification has not been met. As a condition precedent to the right of indemnification, the director or officer must give Aspect notice of the action for which indemnity is sought and Aspect has the right to participate in such action or assume the defense thereof. In the event of a denial by Aspect of a request for indemnification, if disposition thereof is not made within 60 days, the right to indemnification or advances shall be enforceable by the officer or director in any court of competent jurisdiction.

Aspect has entered into indemnification agreements (“Indemnification Agreement”) with each of its executive officers and directors (each, an “Indenmitee”). The Indemnification Agreements provide that the Indemnitee:

•

shall be indemnified for expenses, judgments and amounts paid in settlement in third party actions, so long as he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Aspect and, in the case of a criminal proceeding, had no reason to believe that his or her conduct was unlawful;

•

shall be indemnified for expenses in any proceeding by or in the right of Aspect to procure a judgment in favor of Aspect if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Aspect, except that he or she will not be entitled to indemnification if he or she is found by a court to be liable to Aspect, unless a court determines that he or she is entitled to such indemnification notwithstanding the liability; and

•	if successful on the merits in whole or in part, shall be indemnified against all expenses actually or reasonably incurred with respect to those matters for which the Indemnitee is successful.

Notwithstanding any limitation of the indemnification described in the preceding paragraph, Aspect will indemnify each Indemnitee to the fullest extent provided by law if he or she is a party to, or threatened to be made a party to, any proceeding against all expenses, judgments, fines and amounts paid in settlement that are reasonably incurred by him or her in such proceeding. Aspect is required to advance any expenses incurred by the Indemnitee in connection with a proceeding within 30 days after the receipt of a request for such advancement, whether prior to or after the final disposition of a proceeding. The Indemnitee agrees to undertake to repay any such advanced amount if it is ultimately determined that the Indemnitee is not entitled to the advancement of expenses. Aspect is not obligated to indemnify under specified circumstances described in the Indemnification Agreements. The Indemnification Agreements continue until the later of ten years after the Indemnitee ceases to serve as an officer or director of Aspect or one year after the final termination of any proceeding then pending, in which an Indemnitee has indemnification rights. The preceding description is a summary of the Indemnification Agreements and is qualified in its entirety by reference to the form of Indemnification Agreement which is attached hereto as Exhibit (e)(9) and incorporated herein by reference.

The Merger Agreement provides that from and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation will indemnify and hold harmless each director or officer of Aspect any of its subsidiaries (the “Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of Aspect or any of its subsidiaries or, while a director or officer of Aspect or one of its subsidiaries, is or was serving at the request of Aspect or one of its subsidiaries as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Aspect is obligated to indemnify and hold harmless such individuals on the date of the Merger Agreement pursuant to Aspect’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement and the Indemnification Agreements, and Parent guarantees any such obligations of the Surviving Corporation. Each Indemnified Party will be entitled to advancement of expenses to the fullest extent that Aspect is obligated to advance expenses to such individuals on the date of the Merger Agreement pursuant to Aspect’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement and the Indemnification Agreements; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable Law.

The Merger Agreement also provides that from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and the Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aspect and its subsidiaries than are set forth in the certificate of incorporation and bylaws of Aspect as in effect on the date of the Merger Agreement.

The Merger Agreement further provides that for a period of six years after the Effective Time, the Surviving Corporation will maintain insurance policies for the individuals who have served as directors and officers of Aspect and its subsidiaries prior to the Effective Time who are covered by the directors’ and officers’ liability insurance policy currently maintained by Aspect that are no less advantageous in the aggregate to Aspect’s directors and officers; provided that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by Aspect for such insurance. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Purchaser and Parent

Merger Agreement. The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled “Purpose of the Offer; the Merger Agreement; Plans for Aspect” and “Dividends and Distributions” is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement governs the contractual rights among Parent, Purchaser and Aspect in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Aspect’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser or Aspect in Aspect’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Purchaser or Aspect. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules. Accordingly, stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement. Aspect and Tyco Healthcare Group L.P. d/b/a Covidien are parties to a confidentiality agreement dated August 3, 2009 (the “Confidentiality Agreement”), pursuant to which, among other things and subject to certain exceptions, Covidien agreed that it and its representatives, including its subsidiaries and affiliates, would keep confidential and not disclose information concerning Aspect, except in accordance with the terms of the Confidentiality Agreement and would use such material solely for purposes of evaluating and negotiating a possible transaction between the parties.

Pursuant to the Confidentiality Agreement, Covidien also agreed that, for a period of 15 months from the date of the Confidentiality Agreement, unless specifically invited in writing by Aspect or a Significant Event (as defined below) shall have occurred, neither Covidien nor any of its affiliates would:

•

effect or seek, offer or propose to effect, cause or participate, assist or encourage any other person in (i) any acquisition of any securities or assets of Aspect, (ii) any tender or exchange offer, merger or other business combination involving Aspect, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Aspect or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Aspect;

•	form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to any securities of Aspect;

•	otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of Aspect;

•	take any action that could reasonably be expected to require Aspect to make a public announcement with respect to the matters above;

•	enter into any discussions or arrangements with any person with respect to any of the foregoing; or

•	request that Aspect or its representatives, directly or indirectly amend or waive any of the provisions of the foregoing.

A “Significant Event” includes the third party acquisition of more than 30% of Aspect’s outstanding voting securities, the announcement or commencement by a third party of a tender or exchange offer to acquire more than 50% of the outstanding voting securities of Aspect, or Aspect’s decision to enter into, or entry into, any merger, sale or other business combination transaction pursuant to which more than 50% of Aspect’s common stock would be owned by a third party or all or substantially all of Aspect’s assets would be sold.

In addition, subject to specified exceptions, Covidien agreed that for a period of one year from the date of the Confidentiality Agreement, it would not solicit the employment of, or hire, any officers or certain other employees of Aspect. The summary of the Confidentiality Agreement contained herein is qualified entirely by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(10) and is incorporated herein by reference.

Tender and Voting Agreements. All executive officers and directors of Aspect, who beneficially own an aggregate of 819,448 shares of Aspect common stock, have entered into Tender and Voting Agreements with Parent and Purchaser dated as of the date of the Merger Agreement pursuant to which such executive officers and directors have agreed to tender into the Offer all shares of Aspect common stock beneficially owned or acquired by them, subject to certain limited exceptions, and not to withdraw any such shares previously tendered. The executive officers and directors also have agreed to vote, and have appointed Parent as their proxy to vote, all shares of Aspect common stock beneficially owned by them in favor of the adoption of the Merger Agreement. In addition, under the Tender and Voting Agreements, the executive officers and directors have agreed, subject to limited exceptions (including those contemplated in the Merger Agreement), not to sell, transfer, assign or otherwise dispose of any such shares other than pursuant to the Offer. The Tender and Voting Agreements also provide that the directors and executive officers shall not engage in any solicitation efforts of an alternative acquisition proposal of the type that would be prohibited under the Merger Agreement. Finally, Aspect’s directors and executive officers granted an option under the Tender and Voting Agreement to the Parent which may be exercised by the Parent to acquire all of the shares of Aspect common stock held by such director or officer in the event that the Offer is consummated and the director or officer fails to tender his or her shares in the Offer; provided that this option shall not apply to shares of stock or Aspect options issued under Aspect’s employee benefit plans that are unvested or for which restrictions have not yet lapsed. The Tender and Voting Agreements are summarized in the section of the Offer to Purchase titled “The Transaction Documents—Tender and Voting Agreement,” which summary is incorporated herein by reference. To the knowledge of Aspect after making reasonable inquiry, all of Aspect’s executive officers and directors currently intend to tender all of the shares of Aspect common stock that they hold of record or beneficially own in the Offer in compliance, as applicable, with the Tender and Voting Agreements, subject to limited exceptions.

The summary of the Tender and Voting Agreements contained herein is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Agreement with First Manhattan Affiliates. In connection with the execution of the Merger Agreement, on September 27, 2009, the Parent entered into an agreement (the “Support Agreement”) with First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., each an affiliate of First Manhattan Co. (collectively, the “First Manhattan Affiliates”), who beneficially own in the aggregate 17.3% of Aspect’s outstanding common stock. Pursuant to the terms of the Support Agreement, the First Manhattan Affiliates have agreed that they will not sell, transfer, assign or otherwise dispose of any shares of Aspect common stock in a transaction in which either Samuel F. Colin or Vincent Scialli (a member of the Board) knows that the transferee has publicly made, or intends to make, an acquisition proposal. An acquisition proposal is generally defined as any of the following transactions (excluding the transactions contemplated by the Merger Agreement) (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving Aspect and its subsidiaries, (ii) any proposal for the issuance by Aspect of 20% or more of its equity securities, (iii) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the equity securities or consolidated total assets of Aspect and its subsidiaries or (iv) any recapitalization, restructuring, liquidation or dissolution of Aspect.

In addition, the First Manhattan Affiliates have agreed that none of them, nor any of their representatives, will engage in any solicitation activity prohibited under the Merger Agreement, including (i) soliciting, initiating, knowingly encouraging or knowingly facilitating any inquiries or proposals that would be expected to lead to an acquisition proposal or (ii) entering into or participating in any discussions or negotiations with, or furnishing non-public information to any person relating to an acquisition proposal. Solicitation activities permitted under the Merger Agreement are also permissible under the Support Agreement.

The summary of the Support Agreement contained herein is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(12) hereto and in incorporated herein by reference.

Amendment of Rights Agreement. In connection with the Merger Agreement, on September 27, 2009, Aspect entered into an amendment (the “Rights Amendment”) to the Rights Agreement dated November 29, 2004, as amended by Amendment No. 1 dated May 23, 2005, Amendment No. 2 dated November 1, 2007 and Amendment No. 3 dated June 2, 2008, by and between Aspect and Computershare Trust Company, N.A., formerly EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agreement”). The Rights Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Top-Up Option (as defined below), the Merger Agreement, the Tender and Voting Agreements and each of the transactions contemplated thereby. Specifically, the Rights Amendment provides that none of (i) the approval, execution, delivery, performance or public announcement of the Merger Agreement (including any amendments thereto), (ii) the public announcement of the Offer, (iii) the commencement of the Offer or the purchase of common stock pursuant to the Offer, (iv) the consummation or public announcement of the Merger and other transactions contemplated by the Merger Agreement, (v) the Top Up Option or (vi) the approval, execution, delivery, performance or public announcement of the Tender and Voting Agreements will result in either Parent or Purchaser or any of their respective affiliates or associates being deemed an “Acquiring Person” (as such term is defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a “Stock Acquisition Date” or a “Distribution Date” (as those terms are defined in the Rights Agreement). The Rights Amendment also provides that the rights shall expire immediately prior to the Effective Date if the Rights Agreement has not otherwise terminated. The foregoing description of the Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Amendment, a copy of which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Ownership of Aspect Common Stock. The Offer to Purchase states that Parent and Purchaser do not own any shares of Aspect common stock.

Board Designees. The Merger Agreement provides that after Purchaser accepts for payment and pays for the shares of Aspect common stock pursuant to the Offer, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board, giving effect to the election of any additional directors pursuant to this provision, and (ii) the percentage that the number of shares of Aspect common stock beneficially owned by Parent and Purchaser at such time (including shares accepted for payment in connection with the Offer) bears to the total number of shares of Aspect common stock outstanding, as determined on a fully diluted basis. Aspect has agreed that it will, at the request of the Purchaser, use commercially reasonable efforts to promptly either increase the size of the Board or to secure the resignations of such number of the Aspect’s incumbent directors, or both, as necessary to enable the Purchaser’s designees to be elected or appointed to the Board and Aspect will take all reasonable actions available to it to cause the Purchaser’s designees to be elected or appointed to the Board. Moreover, Aspect will, if required by Purchaser, take all reasonable actions necessary to cause individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board (other than any committee of the Board established to act under the Merger Agreement), each board of directors of each subsidiary of Aspect, and each committee of the board of directors of each subsidiary, that represents the same percentage as the individuals represent on the Board.

Following the election or appointment of Purchaser’s designees and until the consummation of the Merger, Aspect, Purchaser and Parent agree to use their best efforts to ensure that at least two members of the Board on September 27, 2009 shall remain on the Board until the closing of the Merger (the “Continuing Directors”). Approval of a majority of the Continuing Directors will be required to authorize any amendment to or termination of the Merger Agreement by Aspect, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of Aspect’s rights or remedies under the Merger Agreement, any amendment to Aspect’s certificate of incorporation or by-laws, authorization of any agreement between Aspect or its subsidiaries and Parent, Purchaser or any of their affiliates, and any other action by Aspect relating to the Merger Agreement or the transactions contemplated thereby.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser intends to designate representatives to the Board from among the directors and officers of Purchaser and Parent. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex I and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Recommendation of Aspect’s Board

The Board, at a meeting duly called and held on September 27, 2009, by unanimous vote:

•	declared that the Offer and the Merger are fair to and in the best interests of Aspect and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby;

•

approved and adopted an amendment to the Rights Agreement, dated as of November 29, 2004, as amended (the “Rights Agreement”), between Aspect and Computershare Trust Company, N.A. (as successor to Equiserve Trust Company, N.A.), as Rights Agent, that has the effect of rendering the Rights issued thereunder inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that Aspect’s stockholders accept the Offer, tender their shares of Aspect common stock pursuant to the Offer and adopt the Merger Agreement.

Accordingly, the Board unanimously recommends that Aspect’s stockholders ACCEPT the Offer, tender their shares of Aspect common stock pursuant to the Offer and adopt the Merger Agreement and the transactions contemplated thereby, if applicable.

A letter to stockholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

(b)	Background of the Transaction

As part of the ongoing evaluation of our business, the Board and Aspect’s senior management regularly review and assess different strategies for improving Aspect’s competitive position and enhancing stockholder value.

Richard J. Meelia, Covidien’s President and Chief Executive Officer, was familiar with Aspect and its business, having served on the Board from 2001 until September 2005. Mr. Meelia resigned from the Board voluntarily in 2005 because of a potential conflict of interest at that time.

On January 9, 2009, Nassib Chamoun, Aspect’s President and Chief Executive Officer, met with Mr. Meelia and Amy Wendell, Covidien’s Senior Vice President, Strategy and Business Development to discuss product development and research initiatives. In furtherance of such discussions, the parties entered into a confidentiality and non-disclosure agreement in January 2009.

On February 4, 2009, Mr. Chamoun, Paul J. Manberg, Ph.D., Aspect’s Vice President of Clinical, Regulatory and Quality Assurance, Scott D. Kelley, MD, Aspect’s Chief Medical Officer, Jeff Sigl, Ph.D., Aspect’s Senior Director of Analytical Research, and Scott Greenwald, Ph.D., Aspect’s Vice President of Research, met with William Denman, MD, former Chief Medical Officer for Covidien, to continue to discuss and review Aspect’s product development and research initiatives.

Between February and June 2009, representatives of Aspect, including Drs. Kelley, Greenwald and Sigl, and representatives of Covidien, including Dr. Denman, Liesl Cooper, Vice President, Healthcare Economics for Covidien and Doug Hansell, MD, current Chief Medical Officer of Covidien’s Respiratory and Monitoring Systems business unit, participated in a series of additional exchanges and meetings to continue to review and discuss Aspect’s product development and research initiatives.

On June 25, 2009, Mr. Chamoun received an unsolicited telephone call from Mr. Meelia. In that telephone conversation, Mr. Meelia asked Mr. Chamoun if Aspect would consider a business combination transaction in the range of $7.50 to $8.00 in cash for each share of Aspect common stock. He indicated that his inquiry was not a formal offer to acquire Aspect but a request to begin discussions. Mr. Chamoun informed Mr. Meelia that he would discuss the inquiry with the Board.

Between June 25, 2009 and June 29, 2009, Mr. Chamoun discussed Mr. Meelia’s telephone call with each member of the Board individually. On June 30, 2009, a meeting of a special committee of the Board that had been formed on June 5, 2009 (the “Special Committee”), was held. Representatives of WilmerHale, outside counsel to Aspect, were present. At that meeting, there was consensus among the members of the Special Committee to recommend to the Board that Aspect not discuss any proposed business combination transaction at that time and further consider a discussion at a later date. The Special Committee had been formed as part of a settlement agreement, dated April 8, 2009, between Aspect and First Manhattan Co., a principal stockholder of Aspect, and certain affiliates of First Manhattan, to study ways to optimize Aspect’s capital structure and pursue strategic planning. Under the terms of the Settlement Agreement, the Special Committee would consider without limitation share repurchases, cost reductions, acquisitions, debt repurchases, debt issuances and debt restructuring and would make recommendations to the full Board with respect to such matters.

On July 1, 2009, the Board held a meeting and considered the recommendation of the Special Committee. Representatives of WilmerHale attended the meeting. There was consensus that Mr. Chamoun would tell Mr. Meelia that Aspect would not discuss any such business combination transaction at that time and would further consider a discussion at a later date.

A meeting of the Special Committee was the held on July 7, 2009. Representatives of Goldman Sachs & Co. (“Goldman Sachs”), which had provided financial advisory services to Aspect at various times since 2007, and representatives of WilmerHale attended the meeting. At that meeting, the members of the Special Committee discussed possible responses to Covidien. Representatives of Goldman Sachs reviewed premia paid to companies in recent transactions involving companies in the medical device industry and, at the request of the Special Committee, reviewed its experience in representing medical device companies in sale transactions. There was a consensus among the members of the Special Committee to recommend to the Board that representatives of Aspect inform Mr. Meelia that Aspect was not interested in pursuing a sale of Aspect at $7.50 to $8.00 because, in the Board’s view and based on information available to them at the time, such an offer did not reflect the strategic value of Aspect.

At a meeting of the Board held on July 14, 2009, which representatives of WilmerHale and Goldman Sachs attended, a representative of Goldman Sachs outlined possible responses to Covidien and the members of the Special Committee summarized the Special Committee’s recommendation. There was consensus among the directors to inform Covidien that (i) the price range proposed did not, in the view of the Board, reflect Aspect’s strategic value and Aspect was not interested in a potential business combination transaction at that price range, but (ii) Aspect would consider a broader discussion with Covidien concerning a possible business combination or sale transaction but at a level of consideration that, in the Board’s view and based on information available to them at the time, reflected Aspect’s strategic value.

On the morning of July 17, 2009, Mr. Chamoun met with Mr. Meelia and delivered the message from the Board. Mr. Chamoun summarized for Mr. Meelia the reasons that the Board did not believe that the price range suggested by Mr. Meelia reflected Aspect’s strategic value. He highlighted Aspect’s key future value drivers and the strategic merit of Aspect for Covidien. Mr. Meelia indicated that Covidien would consider a higher valuation but would need to conduct extensive due diligence.

Following Mr. Chamoun’s meeting with Mr. Meelia, the Special Committee met on July 17, 2009 and July 18, 2009. At the meeting on July 17, 2009, Mr. Chamoun reviewed with the Special Committee and representatives of WilmerHale his discussion with Mr. Meelia. On July 18, 2009, the Special Committee met and discussed at length whether Aspect should allow Covidien to conduct more extensive due diligence and initiate preliminary discussions with Covidien about a possible sale of Aspect to Covidien. There was consensus among the members of the Special Committee to recommend to the Board that Mr. Chamoun and other members of management meet with representatives of Covidien as part of Covidien’s initial due diligence efforts, and thereafter to allow Covidien to conduct more extensive due diligence.

On July 20, 2009, the Board met to discuss Mr. Chamoun’s July 17, 2009 meeting with Mr. Meelia and to consider next steps. Representatives of WilmerHale and Goldman Sachs attended the meeting. Following a report from the Special Committee regarding its recommendation, the Board deliberated as to whether to permit Covidien to conduct further diligence and to initiate preliminary discussions about a possible sale of Aspect to Covidien. There was consensus among the members of the Board that Mr. Chamoun and other members of management meet with representatives of Covidien to assist Covidien in its due diligence efforts. On July 20, 2009, Mr. Chamoun telephoned Mr. Meelia to tell him that Aspect would allow Covidien to conduct additional due diligence on Aspect.

On July 31, 2009, Messrs. Chamoun, John J. O’Connor, the Chairman of the Board, and Philip Devlin, Aspect’s Vice President of Emerging Technologies and General Manager of Neuroscience, met with representatives of Covidien to discuss Aspect’s operating results, the value proposition for Aspect’s BIS system and Aspect’s business strategy.

On August 3, 2009, Messrs. Chamoun, Armstrong and Devlin, Dr. Kelley and Richard DeReyna, Aspect’s Senior Director, Financial Planning, met with representatives of Covidien for a further diligence session. At this meeting, Aspect and Covidien each presented a high level overview of its business, Aspect presented an overview of its long term plan and the parties discussed a possible business combination transaction. Also on August 3, 2009, Aspect and Covidien entered into a customary form of confidentiality agreement for a possible sale of Aspect, which included a standstill provision. The Special Committee met on the afternoon of August 3, 2009 and discussed the July 31, 2009 and August 3, 2009 diligence sessions between representatives of Aspect and Covidien. Representatives of WilmerHale and Goldman Sachs attended the meeting.

On August 3, 2009, a representative of Goldman Sachs informed Ms. Wendell by telephone that the Board did not believe, based on information available to them at the time, that Covidien’s indication of interest did not reflect the strategic value of Aspect and that the Board planned to discuss at a meeting on August 5, 2009 a potential process for considering the Covidien indication of interest.

On August 4, 2009, representatives of Covidien telephoned Mr. O’Connor and presented orally an indication of interest to acquire Aspect at $12.00 per share in cash.

The Board met in a regularly scheduled meeting on August 5, 2009, and representatives of WilmerHale and Goldman Sachs attended the meeting. At this meeting, representatives of WilmerHale discussed the fiduciary duties of directors in the context of a business combination or sale transaction. In addition, representatives of Goldman Sachs discussed with the Board various financial analyses and a proposed process for further consideration of the Covidien indication of interest. Also at the meeting, Goldman Sachs presented a list of companies identified by Goldman Sachs and management of Aspect that they believed could, based on their knowledge of the medical device industry, have an interest in a proposed acquisition of, or business combination transaction with, Aspect. The Board discussed at length a possible sale of Aspect, the reasons for considering the transaction, the financial analyses discussed with the Board by Goldman Sachs and the process proposed by Goldman Sachs which would include contacting other companies that could have an interest in an acquisition of, or business combination transaction with, Aspect. The Board also discussed the scope of the relationships between members of the Board and members of Covidien management and determined that none of the relationships disclosed created a conflict of interest and that Mr. O’Connor would represent Aspect in a proposed dialogue with Mr. Meelia scheduled for August 7, 2009. The Board determined that the Special Committee would review and consider the discussions that representatives of WilmerHale and Goldman Sachs had with the Board and would make a recommendation to the Board about next steps.

On August 5, 2009, after the Board meeting, a representative of Goldman Sachs spoke by telephone with Ms. Wendell and informed her that the Board had met, was further considering the $12.00 per share indication of interest and next steps and agreed to telephone Ms. Wendell when the Board had determined its next steps.

On August 6, 2009, the Special Committee met to consider the discussions that representatives of WilmerHale and Goldman Sachs had with the Board of August 5, 2009. The Special Committee discussed at length their view of the strategic value of Aspect, whether to commence a process for a possible sale of Aspect and the structure of any such process. It was the consensus of the Special Committee to recommend to the Board that Aspect continue to discuss with Covidien a possible sale of Aspect and to commence a market check to determine if other companies had an interest in an acquisition of, or business combination transaction with, Aspect.

The Board met on August 7, 2009, to discuss the possible sale of Aspect and whether to commence a process to assess the interest of other companies concerning a possible acquisition of, or business combination transaction with, Aspect. Representatives of WilmerHale and Goldman Sachs attended the meeting. There was consensus among the directors that, while they had not yet determined to sell Aspect, Aspect would commence a process in which Goldman Sachs would contact an agreed upon list of medical device companies to assess their interests in pursuing an acquisition of, or business combination transaction with, Aspect. The Board also discussed the indication of interest from Covidien and agreed that Aspect should seek to obtain a higher price from Covidien. In addition, the Board discussed timing and process, and there was consensus among the directors to meet weekly, or if necessary more frequently, to discuss the status of discussions with Covidien and other companies in the process, if any. The Board also authorized Aspect’s management to enter into an engagement letter with Goldman Sachs to serve as Aspect’s financial advisor for a possible business combination or sale transaction on the terms discussed at the meeting.

At the request of the Board, on August 7, 2009, Mr. O’Connor called Mr. Meelia and informed him that the Board did not believe, based on the information available to them at the time, that the current indication of interest of $12.00 per share of Aspect common stock reflected Aspect’s strategic value and that, while Aspect would continue to discuss a possible sale of Aspect to, or business combination transaction with, Covidien, Aspect intended to conduct a market check process. Messrs. O’Connor and Meelia also agreed that Covidien would not discuss at this time post acquisition employment arrangements with Aspect’s executive officers, including Mr. Chamoun, or employees.

On August 10, 2009, a representative of Goldman Sachs telephoned Ms. Wendell to inform her that the Board did not believe, based on the information available to them at the time, that $12.00 per share reflected the strategic value and that Aspect would commence a market check, and that the Board would allow Covidien to continue to conduct diligence. The representative also informed Ms. Wendell that Aspect would be opening a virtual data room to facilitate the diligence process.

On August 11, 2009, (i) representatives of Goldman Sachs made contact with a representative of each of the corporations referred to as Company A, Company B, Company C, Company D, Company E and Company F to assess their interest in pursuing an acquisition of, or business combination with, Aspect, and (ii) representatives of Company E requested a confidentiality agreement.

On August 12, 2009 (i) representatives of Goldman Sachs made contact with a representatives of each of the corporations referred to as Company G, Company H, Company I, Company J, Company K and Company L to assess their interest in pursuing an acquisition of, or business combination with, Aspect, (ii) representatives of

Company A requested a confidentiality agreement, and (iii) representatives of Company D indicated that it was not interested in pursuing discussions with Aspect. Following the telephone call to Company I on August 12, 2009, representatives of Goldman Sachs followed up with representatives of Company I by telephone on several occasions, but representatives of Company I did not return the calls.

On August 13, 2009, (i) representatives of Goldman Sachs made contact with the corporation referred to as Company M, and representatives of Company M indicated that it was not interested in pursuing discussions with Aspect, and (ii) representatives of Goldman Sachs placed a follow-up telephone call to representatives of Company F.

On August 14, 2009, representatives of both Company E and Company J informed representatives of Goldman Sachs that they were not interested in pursuing discussions with Aspect.

On August 17, 2009, the Board held a meeting to discuss the status of the process and review discussions with Covidien. Representatives of WilmerHale and Goldman Sachs attended the meeting. Goldman Sachs informed the Board that it had reached out to 14 companies and would reach out to three additional companies to solicit interest in pursuing an acquisition of, or business combination transaction with, Aspect and they discussed the nature of the conversations with these companies.

On August, 17, 2009, (i) representatives of Company H indicated that Company H would be interested in having further conversations with Aspect and requested a confidentiality agreement, (ii) representatives of Goldman Sachs made contact with the corporations referred to as Company N, Company O and Company P to assess their interest in pursuing an acquisition of, or business combination with, Aspect, (iii) representatives of Goldman Sachs spoke with representatives of Company K about their interest in pursuing an acquisition of, or business combination with, Aspect, and (iv) representatives of Company F and Company L both informed representatives of Goldman Sachs that they were not interested in pursuing discussions with Aspect.

During the week of August 17, 2009, (i) Aspect and Covidien scheduled a series of in person due diligence meetings to be held during the weeks of August 24, 2009 and August 31, 2009, and (ii) Aspect granted Covidien access to Aspect’s virtual data room.

On August 18, 2009, (i) representatives of Goldman Sachs made contact with the corporation referred to as Company Q to assess their interest in pursuing an acquisition of, or business combination with, Aspect, (ii) representatives of Company N informed representatives of Goldman Sachs that Company N was not interested in pursuing discussions with Aspect, and (iii) representatives of Company A informed representatives of Goldman Sachs that Company A would execute a confidentiality agreement with Aspect on August 19, 2009.

Also on August 18, 2009, Aspect entered into an engagement letter with Goldman Sachs on the terms approved by the Board on August 7, 2009.

On August 19, 2009, representatives of Company K informed representatives of Goldman Sachs that Company K was not interested in pursuing discussions with Aspect.

On August 19, 2009, the Special Committee met, and on August 24, 2009 the Board met, to discuss Aspect’s preliminary long range plan. A representative of WilmerHale attended both meetings, and a representative of Goldman Sachs attended the Board meeting on August 24, 2009. The members of the Special Committee and the Board reviewed the process for preparing the plan, the assumptions underlying it and the goals and objectives of the plan. There was a consensus among the members of the Special Committee and the Board to approve the plan and to make it available to Covidien and any other third parties that had entered into a confidentiality agreement with Aspect as part of the sale process. Also at the Board meeting on August 24, 2009, representatives of Goldman Sachs reported on the status of the market check process authorized by the Board on

August 7, 2009, and the nature of the responses from the third parties contacted by representatives of Goldman Sachs. Representatives of Goldman Sachs informed the Board that of the 17 companies it had contacted, three companies had expressed an interest in further discussions regarding a possible acquisition of, or business combination with, Aspect and were negotiating confidentiality agreements with Aspect, three companies were continuing to evaluate the opportunity and 11 had decided not to pursue any further conversations regarding a potential acquisition of, or business combination with, Aspect.

On August 20, 2009, (i) representatives of Company Q requested a confidentiality agreement, (ii) representatives of Goldman Sachs contacted representatives of Company A about the confidentiality agreement that Company A had indicated it would sign, and (iii) representatives of Company B and Company C informed representatives of Goldman Sachs that they were not interested in pursuing discussions with Aspect.

On August 21, 2009, (i) representatives of Company A informed representatives of Goldman Sachs that Company A would execute the confidentiality agreement that day, (ii) representatives of Company G informed the representatives of Goldman Sachs that Company G was not interested in pursuing discussions with Aspect, and (iii) representatives of Goldman Sachs again telephoned Company O to assess its interest in pursuing an acquisition of, or business combination with, Aspect.

During the week of August 24, 2009, representatives of Goldman Sachs conveyed to the third parties that it had been contacted that if they had an interest in pursuing an acquisition of, or business combination transaction with Aspect, they would need to submit written indications of interest on or before September 10, 2009.

Also during the week of August 24, 2009, Aspect and Covidien held several due diligence meetings, including an in person meeting on August 26, 2009, attended by representatives of Aspect, Covidien and Goldman Sachs. Topics discussed at this meeting included Aspect’s sales and marketing organization, including structure of the sales force and compensation, its strategic relationships, its clinical and professional education programs and Aspect’s finance organization.

On August 25, 2009, a corporation referred to as Company Q entered into a customary confidentiality agreement with Aspect, and on August 26, 2009, at the request of Aspect, representatives of Goldman Sachs sent Company Q preliminary diligence materials.

On August 25, 2009, representatives of Goldman Sachs held a conference call with Covidien and informed Covidien that Aspect expected to receive a written indication of interest on or before September 10, 2009. On this call, the representatives of Goldman and Covidien discussed Covidien’s additional due diligence requirements. Covidien informed representatives of Goldman Sachs that they had retained J.P. Morgan Securities Inc. (“J.P. Morgan”) as a financial advisor in connection with the proposed acquisition of Aspect. Also on August 25, 2009, representatives of J.P. Morgan contacted representatives of Goldman Sachs to discuss the due diligence process regarding Covidien’s proposed acquisition of Aspect.

On August 26, 2009, (i) representatives of Company A informed representatives of Goldman Sachs that Company A was not interested in pursuing discussions with Aspect, and (ii) representatives of Company O informed Goldman Sachs that it was still considering the opportunity. Representatives of Company O did not pursue further discussions with Aspect.

On August 27, 2009, the Special Committee met to discuss the due diligence sessions that had been held during the week of August 24, 2009 and to discuss a possible in-person diligence meeting with a corporation referred to as Company H on August 31, 2009. Representatives of WilmerHale and Goldman Sachs attended the meeting.

On August 28, 2009, Aspect entered into a customary confidentiality agreement with, and, at the request of Aspect, representatives of Goldman Sachs provided preliminary due diligence materials to, Company H.

On August 31, 2009, Messrs. Chamoun, Armstrong and Devlin and William Floyd, our Executive Vice President of Worldwide Sales and Marketing, met in person with representatives of Company H to discuss Aspect’s long range strategy, growth opportunities and its sales and marketing organization. In addition, on August 31, 2009, the Board met to (i) discuss the diligence meetings with Covidien that were held during the week of August 24, 2009, and (ii) receive an update from representatives of Goldman Sachs as to the market check process, and representatives of WilmerHale and Goldman Sachs attended the meeting. At the meeting, Goldman Sachs reported that of the 17 companies they had contacted, two companies had entered into confidentiality agreements with Aspect, three companies were continuing to evaluate the opportunity and 12 had decided not to pursue any further conversations with Aspect. Also at this meeting, Mr. O’Connor indicated that representatives of Covidien had expressed an interest in initiating conversations with executive officers concerning employment following completion of any proposed acquisition, and the Board determined, after discussions with representatives of Goldman Sachs and WilmerHale, that those conversations would not yet commence.

On August 31, 2009, representatives of Company P informed a representative of Goldman Sachs that Company P was not interested in pursuing discussions with Aspect.

During the week of August 31, 2009, Aspect and Covidien held several due diligence meetings, including an in person meeting on September 1, 2009 attended by representatives of Aspect, Covidien and Goldman Sachs. At this meeting, the topics discussed included Aspect’s facilities, research and development organization, including current projects and the product development process, and its customer service, regulatory and quality assurance, manufacturing and clinical affairs organizations.

At a meeting of the Special Committee held on September 2, 2009, which representatives of WilmerHale and Goldman Sachs attended, Mr. Chamoun reported on the in-person meeting with Company H held on August 31, 2009.

In response to requests from Company Q on September 3, 2009 and September 4, 2009, at the request of Aspect, representatives of Goldman Sachs provided diligence materials to representatives of Company Q. On several occasions, representatives of Goldman Sachs asked representatives of Company Q if they wished to meet in person or by telephone with Aspect’s management but Company Q declined all such offers.

On September 4, 2009 and September 8, 2009, representatives of Company H contacted representatives of Goldman Sachs to request additional diligence materials, and the diligence materials were made available by Aspect to Company H.

During the week of September 7, 2009, representatives of Aspect conducted additional in person diligence meetings with Covidien, and Company Q withdrew from the process.

On September 8, 2009, the Board met to review (i) the status of the market check process and (ii) the discussions with each of Covidien and Company H concerning a possible sale of Aspect. Representatives of WilmerHale and Goldman Sachs attended the meeting.

Also on September 8, 2009, a representative of Goldman Sachs called Ms. Wendell to discuss a potential bid by Covidien and certain process matters in advance of the September 10, 2009 deadline.

On September 10, Company H informed a representative of Goldman Sachs that Company H was interested in pursuing a potential transaction with Aspect but that it was unlikely it could get above a specified price and that they would need additional time to analyze the opportunity internally. This price (the “Company H price”) was below the $12.00 per share price that Covidien had proposed on August 4, 2009. The representative from Goldman Sachs indicated to Company H that such price was not competitive and offered to provide additional information and analysis to assist Company H in its consideration of a potential bid to acquire Aspect but Company H declined.

On September 10, 2009, Covidien submitted a written indication of interest to acquire Aspect for $12.00 per share in cash, subject to completion of diligence and provided that Aspect enter into an agreement to negotiate exclusively with Covidien until October 1, 2009. After receiving Covidien’s written indication of interest, representatives of Goldman Sachs spoke with Ms. Wendell several times and with a representative of J.P. Morgan, in each case about Covidien’s offer. In addition, on September 10, Covidien also continued its diligence meetings with Aspect.

On September 11, 2009, the Board met to review the status of discussions with Covidien and other parties, and representatives of WilmerHale and Goldman Sachs attended the meeting. At the meeting, Goldman Sachs reviewed the process undertaken at the request of the Board, noting that it had reached out to 17 companies. Of those 17 companies, 13 companies had indicated that they were not interested in pursuing discussions with Aspect and, despite repeated overtures, two of the 17 had not responded. Company Q had withdrawn from the process after executing a confidentiality agreement and receiving preliminary due diligence materials. Goldman Sachs reviewed its conversation with Company H on September 10, 2009, the written indication of interest Aspect had received from Covidien and the subsequent conversations with Covidien and J.P. Morgan on September 10, 2009. The Board discussed Covidien’s offer and the possibility of obtaining a higher price for Aspect’s stockholders, Covidien’s request for exclusivity and expectations with respect to a competitive offer from Company H. The Board agreed to meet again on September 14, 2009.

On September 11, 2009, a representative of Company H informed a representative of Goldman Sachs that Company H was still reviewing internally a possible acquisition of, or business combination with, Aspect, but that if Company H would need to offer $12.00 per share to be competitive, it would likely withdraw from the process.

On September 13, 2009, a representative of Company H reiterated to a representative from Goldman Sachs that Company H was currently unable to get an offer price above the Company H price, and that if the discussions were at a higher price, then Company H could not be competitive in the process. The representative from Goldman Sachs reiterated to Company H that the Company H price was not competitive and once again offered to provide additional information and analysis to assist Company H in its consideration of a potential bid to acquire Aspect, but Company H declined.

The Board held a meeting on September 14, 2009, and representatives of WilmerHale and Goldman Sachs attended. At the meeting, a representative of Goldman Sachs informed the Board that he had spoken to representatives of Company H on September 13, 2009. Company H again stated that if it were to submit an indication of interest, it would be at the Company H price. The representative from Goldman Sachs indicated to Company H that such price was not competitive and offered to provide additional information and analysis to assist Company H in its consideration of a potential bid to acquire Aspect but Company H declined. The Board discussed at length Covidien’s offer, the process that had been undertaken, the likelihood of a competitive offer from Company H, Covidien’s request for exclusivity and possible responses and next steps. After discussion, the Board agreed to inform Covidien that Aspect would work exclusively with Covidien on a proposed acquisition transaction until October 1, 2009, provided that Covidien increased its price to $13.00 per share in cash.

On September 14, 2009, Mr. O’Connor relayed the Board’s decision to Mr. Meelia. Also on September 14, Mr. Chamoun received a telephone call from a representative of Company H. In that call, the representative asked Mr. Chamoun to confirm, and Mr. Chamoun confirmed, that if Company H were to submit an indication of interest, it would need to be in the range of $12.00 or more. The representative of Company H indicated to Mr. Chamoun that he would discuss the transaction with other representatives of Company H and would call Mr. Chamoun.

On September 14, 2009, a representative of J.P. Morgan called a representative of Goldman Sachs and informed him that Covidien would not require Aspect to enter into an exclusivity agreement, and reiterated

Covidien’s offer to purchase all of the stock of Aspect at a price of $12.00 per share in cash. In addition, a representative of J.P. Morgan indicated that Covidien had expressed a strong interest in signing a merger agreement and publicly announcing a transaction by October 1, 2009.

The Board held a meeting on September 15, 2009, and representatives of WilmerHale and Goldman Sachs attended. At the meeting, Mr. Chamoun informed the Board that a representative of Company H had informed him that it could not make an offer to acquire Aspect at a price above the Company H price. In addition, representatives of Goldman Sachs informed the Board that J.P. Morgan had indicated that Covidien would not require Aspect to enter into an exclusivity agreement but that it would not increase its offer to purchase all of the outstanding stock of Aspect for $12.00 per share. The Board authorized Aspect to begin to negotiate a merger agreement between Aspect and Covidien that contemplated a sale of Aspect to Covidien at a price of $12.00 per share in cash. At the request of the Board, following the Board meeting, representatives of Goldman Sachs informed J.P. Morgan of the Boards’ decision and WilmerHale sent a draft merger agreement (the “Merger Agreement”) to Ropes & Gray LLP, outside counsel to Covidien.

The Board met in a regularly scheduled meeting on September 17, 2009, and representatives of WilmerHale and Goldman Sachs attended. At that meeting, the representatives of WilmerHale discussed the fiduciary duties of directors in a sale of Aspect and reviewed at length the terms of the Merger Agreement. The Board discussed whether to sell Aspect at this time.

On September 18, 2009, Ropes & Gray sent comments on the Merger Agreement to WilmerHale, and on September 20, 2009, WilmerHale sent a revised draft of the Merger Agreement to Ropes & Gray.

On September 21, 2009, the Board met to discuss the terms of the Merger Agreement. At the meeting, WilmerHale reviewed the changes requested by Ropes & Gray, including the timing of commencement of, and obligations to extend, the Offer, the terms of the “Top-up” Option, the definition of material adverse effect, approaches to representations, warranties and covenants, closing conditions, termination rights, the termination fee that would be paid in certain circumstances and the non-solicitation and board recommendation provisions. Representatives of Goldman Sachs also attended the meeting.

On September 22, 2009, Ropes & Gray and WilmerHale negotiated the terms of the Merger Agreement. Also on September 22, 2009, representatives of Goldman Sachs and Ms. Wendell discussed a possible acceleration of the timing for execution of a merger agreement announcement of the proposed transaction in light of increases in the price of Aspect’s common stock on the NASDAQ market and concerns that such increases could be the result of market rumors of a proposed transaction between Aspect and Covidien.

On September 23, 2009, the Board met to discuss (i) the negotiation of the Merger Agreement, and (ii) the proposed timing of the transaction in light of increases in the price of Aspect’s common stock on the NASDAQ market and concerns that such increases could be the result of market rumors of a proposed transaction between Aspect and Covidien. Representatives of WilmerHale and Goldman Sachs attended the meeting. The Board determined that Aspect would continue to negotiate the proposed Merger Agreement with a goal of announcing the transaction on September 28, 2009, subject to review and approval by the Board. The representatives of WilmerHale again reviewed the terms of the Merger Agreement. In addition, Mr. Chamoun and Mr. Devlin reviewed the status of Covidien’s due diligence review, particularly in the area of intellectual property.

From September 23, 2009 through September 27, 2009, representatives of WilmerHale and Ropes & Gray continued to negotiate the Merger Agreement.

On September 25, 2009, the board of directors of Covidien convened and approved the Merger Agreement and the transactions contemplated thereby.

On September 27, 2009, a meeting of the Board was held to evaluate the proposed transaction with Covidien. At the meeting, representatives of Goldman Sachs presented to the Board the financial analysis described below under “Opinion of Aspect’s Financial Advisor.” Following their presentation, representatives of Goldman Sachs rendered to the Board the oral opinion of Goldman Sachs, to be confirmed in writing, to the effect that as of that date and based upon and subject to the factors and assumptions set forth in Goldman Sach’s written opinion, the $12.00 per share in cash to be paid to the holders of shares of Aspect common stock (other than Covidien and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The opinion of Goldman Sachs, dated September 27, 2009, rendered to the Board to the effect that as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the $12.00 per share in cash to be paid to the holders of shares of Aspect common stock (other than Covidien and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. Also, at this meeting, representatives of WilmerHale reviewed with the Board its fiduciary duties in the context of the proposed transaction. Representatives of WilmerHale then reviewed with the Board the terms of the Merger Agreement, which was provided to members of the Board on September 26, 2009. During this discussion, the WilmerHale representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Covidien’s obligations to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the Top-up Option, the non-solicitation and fiduciary out provisions and related termination rights of Aspect and Covidien, the amount of the proposed termination fee (which was proposed to be 3.5% of the equity value of the transaction, or $8.0 million), and Aspect’s remedies in the event of a breach of the Merger Agreement by Covidien. It was noted that there were no open issues in the Merger Agreement.

The Board engaged in additional deliberations concerning the sale of Aspect and after considering these deliberations, the proposed terms of the Merger Agreement and the factors described under “—Reasons for the Transaction and Recommendation of the Board,” the Board unanimously adopted resolutions declaring the Merger Agreement and all the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, Aspect and its stockholders (other than Covidien and its affiliates), and recommended that the stockholders of Aspect accept the Offer, tender their shares of Common Stock pursuant to the Offer and vote in favor of the adoption of the Merger Agreement at any meeting of stockholders of Aspect called to consider approval of the Merger and the Merger Agreement, if applicable.

On September 27, 2009, the Merger Agreement was executed by Aspect, Parent and Purchaser, and on September 28, 2009, prior to the opening of NASDAQ, Aspect and Covidien issued a joint press release announcing the execution of the Merger Agreement.

(c)	Reasons for the Transaction and Recommendation of the Board

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Board consulted with senior management and Aspect’s financial and legal advisors and considered a number of factors, including the following:

•	the value of the consideration to be received by Aspect stockholders pursuant to the Offer and the Merger, including:

•

that $12.00 per share in cash to be paid as the consideration pursuant to the Offer and the Merger represents a 56.5% premium to $7.67, the closing price of Aspect common stock on September 25, 2009, the last full trading day prior to the announcement of the transaction, a 74.4% premium to $6.88, the average closing price of Aspect common stock for the 30 calendar day period prior to announcement of the transaction, and a 90.5% premium to $6.30, the average closing price of Aspect common stock for the 90 calendar day period prior to announcement of the transaction; and

•	that Aspect stockholders will be entitled to receive the consideration in cash, which provides certainty of value to Aspect’s stockholders;

•

its view as to the likely interest of third parties to enter into strategic relationships with Aspect or to acquire Aspect, particularly in light of Goldman Sachs’ reaching out to 17 market participants on a confidential basis to determine if such parties had an interest in exploring a strategic transaction with Aspect and the results of this market check;

•

its belief that the Offer and the Merger were more favorable to Aspect stockholders than any other alternative reasonably available to Aspect and its stockholders, including the alternative of remaining a stand-alone, independent company;

•

historical and current information concerning Aspect’s business, including Aspect’s financial performance and condition, operations, management and competitive position, current industry and economic and market conditions, and Aspect’s prospects if it were to remain a stand-alone, independent company;

•	the estimates of Aspect’s future financial performance prepared by management, as described below under the caption “Financial Projections;”

•

the opinion of Goldman Sachs, dated September 27, 2009, rendered to the Board to the effect that as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the $12.00 per share in cash to be paid to the holders of shares of Aspect common stock (other than Covidien and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders and the financial analyses presented by Goldman Sachs to the Board in connection with its rendering of its opinion to the Board. The full text of Goldman Sachs’ written opinion, dated September 27, 2009, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction contemplated by the Merger Agreement. The opinion did not address the underlying business decision of Aspect to engage in the transaction or the relative merits of the transaction compared to any other strategic transaction that may have been available to Aspect. The opinion does not constitute a recommendation as to whether any stockholder of Aspect should tender shares of Aspect’s common stock in connection with the Offer or how any stockholder should vote with respect to the Merger or any other matter;

•

current financial market conditions, and historical market prices, volatility and trading information with respect to Aspect’s common stock, including the possibility that if Aspect remained as a stand-alone, independent company, in the event of a decline in the market price of its common stock or the stock market in general, the price that might be received by holders of Aspect common stock in the open market or in a future transaction might be less than the $12.00 per share cash price to be paid pursuant to the Offer and the Merger;

•	the terms and conditions of the Merger Agreement, including:

•	the provision for a two-step transaction structure, with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

•

the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any financing or Covidien stockholder approval condition to Covidien’s obligation to complete the Offer;

•

the ability of the Board , under specified circumstances, to furnish information to and engage in discussions and negotiations with third parties concerning a takeover proposal that constitutes or is reasonably likely to lead to a superior acquisition proposal and, upon the payment to Covidien of a termination fee of $8,000,000, to terminate the Merger Agreement to accept a superior acquisition proposal; and

•

the Board’s belief that the termination fee of $8,000,000 payable to Covidien in the circumstances set forth in the Merger Agreement was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal;

•

the course of discussions and negotiations between Aspect and Covidien, resulting in an increase totaling $4.00 per Share, or approximately 50% above the initial price per Share indicated by Covidien, improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per share that Covidien was willing to pay and that these were the most favorable terms to Aspect to which Covidien was willing to agree;

•

that under Delaware law, Aspect stockholders who do not tender their shares in the Offer, do not vote in favor of the Merger and comply with other specified statutory procedures have the right to demand an appraisal of the fair value for their shares by the Delaware Court of Chancery in connection with the Merger and to be paid such fair value in cash;

•	its view of Covidien’s ability to fund the consideration payable pursuant to the Offer and the Merger; and

•	its view of the fiduciary duties and responsibilities of the Board under applicable law.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

•	the risk that the Offer and the Merger might not be completed due to failure to satisfy the closing conditions, some of which are outside of Aspect’s control;

•

if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on Aspect’s business, including its significant customer, supplier and other key relationships, Aspect’s ability to attract and retain key personnel and Aspect’s overall competitive position;

•	that gains from an all-cash transaction would be taxable to Aspect stockholders for U.S. federal income tax purposes;

•

the restrictions that the Merger Agreement imposes on soliciting competing proposals, and the fact that Aspect would be obligated to pay the termination fee of $8,000,000 to Covidien under specified circumstances;

•

the restrictions on the conduct of Aspect’s business prior to the completion of the Merger, requiring Aspect to use commercially reasonable efforts to conduct its business only in the ordinary course, consistent in all material respects with past practice, and subject to other restrictions, which may delay or prevent Aspect from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•

that Aspect will no longer exist as a stand-alone, independent company and that Aspect stockholders will no longer benefit from the future financial performance or any appreciation in the value of Aspect;

•	the possibility that another party might have been willing to pay a higher purchase price for Aspect than the $12.00 per share price agreed to by Covidien;

•

the possibility that, although the Offer and the Merger provide Aspect stockholders the opportunity to realize a premium to the price at which Aspect common stock traded prior to the public announcement of the transactions, the price of Aspect common stock might have increased in the future to a price greater than $12.00 per share; and

•

the interests of Aspect’s executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3, under the heading “Agreements Between Aspect and its Executive Officers and Directors.”

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but does set forth the principal factors considered by the Board. The Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Board deemed relevant. In view of the wide variety of factors considered by the members of the Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

After evaluating the above factors and consulting with its legal counsel and its financial advisors, the Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of Aspect and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that Aspect stockholders tender their shares to Purchaser in the Offer.

(d)	Financial Projections

Aspect made available certain non-public business and financial information about Aspect, including financial projections through the fiscal year ending December 31, 2014 (“fiscal 2014”) to Covidien and other potential acquirers that were given access to certain non-public information in connection with their consideration of a potential acquisition of, or business combination with, Aspect. These projections included the estimates of Aspect’s future financial performance described below.

Each case assumes:

•	Aspect retains all relevant intellectual property rights;

•	there are no manufacturing issues that hinder product supply;

•	there are no new governmental regulations that materially impede or restrict ability to sell products; and

•	numerous other assumptions of management with respect to general business economic, legal, market or financial conditions and other matters.

(i)	Base Case

The Base Case projections were prepared by Aspect’s management to reflect its core consciousness monitoring business and the revenue from the distribution of the LiDCOrapid product line in the United States. Aspect acquired the right to distribute the LiDCOrapid product line in the United States pursuant to a distribution and collaboration agreement, dated July 31, 2009, with LiDCO Limited (“LiDCO”). These projections assume the following:

•	consciousness monitoring revenue growth increases over the period presented primarily due to a focus on expansion in international markets and increased domestic procedure penetration;

•	with exclusive rights to distribute LiDCOrapid in the United States, Aspect grows its cardiac output revenue over the period presented;

•

overall gross margins do not vary considerably over the five year period, reflecting a higher mix of Aspect’s BIS sensors to consciousness monitoring hardware, offset by product margins on the LiDCO products distributed by Aspect; and

•	operating expenses decline as a percentage of revenue over the period presented.

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014
Total Revenue	$102,634	$112,339	$124,069	$139,515	$158,778	$182,078

GAAP Operating Profit	4,403	12,157	19,560	27,458	32,063	37,763
GAAP Profit Before Taxes	6,959	11,692	19,267	27,404	32,299	38,803
GAAP Net Profit	4,315	7,249	11,945	16,991	20,025	24,058

Adjustments to reconcile GAAP to Non-GAAP:
Operating Profit	5,971	6,300	6,615	6,946	7,293	7,658
Profit Before Taxes	5,971	6,300	6,615	6,946	7,293	7,658
Net Profit	4,135	3,906	4,102	4,306	4,522	4,748

Non-GAAP Operating Profit	10,374	18,457	26,175	34,404	39,356	45,421
Non-GAAP Profit Before Taxes	12,930	17,992	25,882	34,350	39,592	46,461
Non-GAAP Net Profit	8,450	11,155	16,047	21,297	24,547	28,806

(ii)	Business Development Case

The Business Development Case projections were prepared by the management of Aspect to reflect both Aspect’s core consciousness monitoring business and the revenue from the distribution of the LiDCOrapid product line in the United States, consistent with the Base Case, plus the addition, through acquisition, of a cerebral oximetry product line. These projections assume the following:

•	the addition of cerebral oximetry to the product line, which increases Base Case revenue beginning in 2010;

•	gross margins on the cerebral oximeter product line increase over time as a result of product redesigns and an increase in the sale of disposables in the cerebral oximetry product line; and

•	operating expenses as a percentage of revenue are consistent in both the Base Case and the Business Development Case.

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014
Total Revenue	$102,634	$117,139	$132,069	$151,515	$175,778	$205,078

GAAP Operating Profit	4,403	10,765	18,440	27,818	34,018	43,743
GAAP Profit Before Taxes	6,959	10,300	18,147	27,764	34,254	44,783
GAAP Net Profit	4,315	6,386	11,251	17,214	21,237	27,766

Adjustments to reconcile GAAP to Non-GAAP:
Operating Profit	5,971	6,300	6,615	6,946	7,293	7,658
Profit Before Taxes	5,971	6,300	6,615	6,946	7,293	7,658
Net Profit	4,135	3,906	4,101	4,306	4,522	4,748

Non-GAAP Operating Profit	10,374	17,065	25,055	34,764	41,311	51,401
Non-GAAP Profit Before Taxes	12,930	16,600	24,762	34,710	41,547	52,441
Non-GAAP Net Profit	8,450	10,292	15,352	21,520	25,759	32,514

(iii)	Synergy Cases

The Synergy Case projections were prepared by the management of Aspect to reflect revenue enhancements and cost savings a hypothetical buyer of Aspect might theoretically achieve. Synergy Case No. 1 assumes these improvements over the Base Case and Synergy Case No. 2 assumes improvements to the Business Development Case. These projections assume the following:

•

consciousness monitoring revenue for Aspect’s international division could increase for a strategic acquirer of Aspect’s business by selling directly to end customers in approximately half of those markets in which Aspect distributes its products through third party distributors;

•	gross margins on the incremental revenue would be consistent with the Base Case with higher international margins from a higher percentage of direct sales; and

•	the ability of an acquirer to make significant reductions in research and development, sales and marketing and general and administrative spending.

Synergy Case No. 1

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014
Total Revenue	$102,634	$117,914	$134,475	$151,273	$172,065	$197,225

GAAP Operating Profit	4,403	45,151	56,512	67,017	75,830	86,524
GAAP Profit Before Taxes	6,959	44,686	56,219	66,963	76,066	87,564
GAAP Net Profit	4,315	27,705	34,856	41,517	47,161	54,289

Adjustments to reconcile GAAP to Non-GAAP:
Operating Profit	5,971	—	—	—	—	—
Profit Before Taxes	5,971	—	—	—	—	—
Net Profit	4,135	—	—	—	—	—

Non-GAAP Operating Profit	10,374	45,151	56,512	67,017	75,830	86,524
Non-GAAP Profit Before Taxes	12,930	44,686	56,219	66,963	76,066	87,564
Non-GAAP Net Profit	8,450	27,705	34,856	41,517	47,161	54,289

Synergy Case No. 2

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014
Total Revenue	$102,634	$122,714	$142,475	$163,273	$189,065	$220,225

GAAP Operating Profit	4,403	44,753	56,912	69,507	80,739	96,414
GAAP Profit Before Taxes	6,959	44,288	56,619	69,453	80,975	97,454
GAAP Net Profit	4,315	27,459	35,104	43,061	50,204	60,421

Adjustments to reconcile GAAP to Non-GAAP:
Operating Profit	5,971	—	—	—	—	—
Profit Before Taxes	5,971	—	—	—	—	—
Net Profit	4,135	—	—	—	—	—

Non-GAAP Operating Profit	10,374	44,753	56,912	69,507	80,739	96,414
Non-GAAP Profit Before Taxes	12,930	44,288	56,619	69,453	80,975	97,454
Non-GAAP Net Profit	8,450	27,459	35,104	43,061	50,204	60,421

Non-GAAP information in the foregoing tables excludes stock-based compensation expense.

Aspect’s non-public business and financial information and projections through fiscal 2014 that Aspect provided to Covidien during the course of Covidien’s due diligence investigation of Aspect were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. Aspect provided the Base Case and Business Development Case projections to Goldman Sachs for its use in the financial analyses conducted by Goldman Sachs in connection with its rendering of its fairness opinion to the Board as described below under “Opinion of Aspect’s Financial Advisor.” Aspect also provided the Synergy Case projections to Goldman Sachs. At the instruction of Aspect, those projections were not used in the financial analyses conducted by Goldman Sachs in connection with its rendering of its fairness opinion because (1) they reflected revenue enhancements and cost synergies that a hypothetical acquirer might theoretically achieve and were not based on an analysis of the business and operations by Covidien or any other specific potential acquirer of Aspect, and (2) management of Aspect did not believe that the revenue enhancement and cost synergies reflected in those projections were achievable by Aspect on a stand-alone basis. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

Aspect does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Covidien and Goldman Sachs. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Aspect’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. Aspect’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Aspect and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Aspect’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year.

There can be no assurance that announcement of the Offer and Merger will not cause Aspect’s customers to delay or cancel purchases of Aspect’s products pending the consummation of the Offer and such delay or cancellation of customer sales could adversely affect the ability of Aspect to achieve the results reflected in such financial projections. In addition, the ability of Aspect to achieve the results reflected in such financial projections could be adversely affected by the termination of the Merger Agreement and the transactions contemplated thereby.

Aspect expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in Aspect’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Aspect’s Annual Report on Form 10-K.

The inclusion of the projections herein should not be regarded as an indication that any of Aspect, Goldman Sachs, Covidien or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Aspect,

Goldman Sachs, Covidien or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Aspect’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

(e)	Intent to Tender

To the knowledge of Aspect after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of Aspect currently intends to tender all shares of Aspect common stock over which he or she has sole dispositive power, except as described in Item 3(b) above under the subheading “Tender and Voting Agreements,” which discussion is incorporated herein by reference. However, none of such persons will tender shares to the extent doing so would trigger any short-swing profit under Section 16(b) of the Exchange Act.

(f)	Opinion of Aspect’s Financial Advisor

Goldman Sachs rendered its opinion to the Aspect Board that, as of September 27, 2009 and based upon and subject to the factors and assumptions set forth therein, the $12.00 per share in cash to be paid to the holders of shares of Aspect’s common stock (other than Covidien and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to those holders.

The full text of the written opinion of Goldman Sachs, dated September 27, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Aspect Board in connection with its consideration of the transaction. The opinion did not address the underlying business decision of Aspect to engage in the transaction or the relative merits of the transaction compared to any other strategic transaction that may have been available to Aspect. The opinion does not constitute a recommendation as to whether any stockholder of Aspect should tender shares of common stock of Aspect in connection with the Offer or how any stockholder should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the guaranty from Covidien International Finance S.A., or CIFSA;

•	the Tender and Voting Agreements entered into by Parent and Purchaser with certain stockholders of Aspect;

•	annual reports to stockholders and Annual Reports on Form 10-K of Aspect for the five years ended December 31, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Aspect;

•	certain other communications from Aspect to its stockholders;

•	certain publicly available research analyst reports for Aspect; and

•

certain internal financial analyses and forecasts for Aspect, including the “base case” forecasts for Aspect and the “business development case” forecasts for the Aspect, which were prepared by the management of Aspect and approved by Aspect for use by Goldman Sachs.

Goldman Sachs also held discussions with members of the senior management of Aspect regarding their assessment of the past and current business operations, financial condition, and future prospects of Aspect. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of common stock of Aspect, compared certain financial and stock market information for Aspect with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device industry and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, or discussed with or reviewed by it and did not assume any liability for such information. In that regard, Goldman Sachs assumed with Aspect’s consent that the “base case” forecasts for Aspect had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Aspect. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Aspect or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs also has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs did not express any opinion as to the impact of the transaction on the solvency or viability of Aspect, CIFSA or Covidien or the ability of Aspect, CIFSA or Covidien to pay its obligations when they come due. Goldman Sachs’ opinion did not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion did not address the underlying business decision of Aspect to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may have been available to Aspect. Its opinion addresses only the fairness from a financial point of view, as of September 27, 2009, of the $12.00 per share in cash to be paid to the holders of shares of common stock of Aspect (other than Covidien and its affiliates) pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or amended in connection with the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection with the transaction by, the holders of any other class of securities, creditors or other constituencies of Aspect. Goldman Sachs also did not express any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Aspect, or any class of those persons in connection with the transaction, whether relative to the $12.00 per share in cash to be paid to the holders of shares of common stock of Aspect pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs, as of September 27, 2009. Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after September 27, 2009. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Aspect Board in connection with its rendering to the Aspect Board of the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information is based on data as it existed, or was publicly available, on or before September 25, 2009, and is not necessarily indicative of current market conditions.

Analysis of Implied Premia and Multiples. Goldman Sachs calculated the premia to historical trading prices for the shares of common stock of Aspect represented by the $12.00 per share amount be paid to holders of shares of common stock in the transaction. Goldman Sachs calculated that the $12.00 per share amount represented premia of:

•	56.5% to the closing price of $7.67 for the shares of Aspect on September 25, 2009, the last trading day prior to the announcement of the transaction;

•	84.0% to the closing price of $6.52 for the shares of Aspect on August 27, 2009, thirty days before September 25, 2009;

•	49.8% to the 52-week high trading price of $8.01 for the shares of Aspect;

•	135.3% to the closing price of $5.10 for the shares of Aspect on September 26, 2008, approximately one year before September 25, 2009;

•	74.4% to the average of $6.88 of the closing prices for the shares of Aspect over the 30-day period ended September 25, 2009;

•	90.5% to the average of $6.30 of the closing prices for the shares of Aspect for the 90-day period ended September 25, 2009; and

•	153.4% to the average of $4.74, of the closing prices for the shares over the one-year period ended September 25, 2009.

Goldman Sachs calculated the following multiples for Aspect based on the $12.00 price per share being paid in the transaction:

•	Enterprise value as a multiple of estimated 2009 and 2010 revenues;

•	Enterprise value as a multiple of estimated 2009 and 2010 earnings before interest taxes depreciation and amortization, or EBITDA;

•	Equity value as a multiple of estimated 2009 and 2010 net income in accordance with generally accepted accounting principles, or GAAP; and

•	Ratio of share price to estimated 2010 earnings per share, or EPS, divided by estimated five year EPS growth rate, or 2010 PEG ratio.

In connection with the foregoing calculations, Goldman Sachs utilized an equity value for Aspect calculated by multiplying the number of fully diluted outstanding shares of Aspect provided by Aspect management by $12.00 price per share being paid in the transaction. Goldman Sachs utilized an enterprise value for Aspect calculated by decreasing the equity value by the amount by which Aspect’s cash and cash equivalents exceeded the outstanding principal amount of its 2.50% Convertible Senior Notes due June 2014 plus the amount of its capital lease obligations based on information provided by Aspect management. In connection with the foregoing calculations for Aspect, Goldman Sachs utilized estimates of Aspect’s future financial results derived from Aspect management’s base case forecasts, except that for purposes of calculating Aspect’s 2010 PEG ratio, Goldman Sachs used estimates of Aspect’s five year EPS growth rate derived from Aspect management’s base case forecasts and the median estimate of the five year EPS growth rate for Aspect most recently published by International Broker’s Estimate System, or IBES.

Goldman Sachs compared the multiples it calculated for Aspect to the median of similar multiples it calculated for the following selected medical device companies:

Medical Device Companies
Abiomed, Inc.
AngioDynamics, Inc.
ATS Medical, Inc.
CardioNet, Inc.
Micrus Endovascular Corporation
SenoRx, Inc.
Somanetics Corporation
SonoSite, Inc.
The Spectranetics Corporation
Stereotaxis Inc.
Vascular Solutions, Inc.

Although none of the selected companies is directly comparable to Aspect, these companies were chosen because they are publicly traded companies in the medical device industry with operations and equity market values that for purposes of analysis may be considered similar to the current operations and equity market value of Aspect.

For purposes of calculating multiples for the selected companies, Goldman Sachs utilized an equity value for each company calculated by multiplying the number of fully diluted outstanding shares of that company derived from the company’s most recent public filings with the SEC, by the company’s closing share price on September 25, 2009. Goldman Sachs utilized an enterprise value for each company calculated by adding the company’s net debt amount (total debt less cash and cash equivalents) as reflected in its most recent public filings with the SEC. For purposes of its calculations, Goldman Sachs utilized the median estimates of the future financial results of each selected company most recently published by IBES and/or other Wall Street research analysts.

The following table compares the multiples Goldman Sachs calculated for Aspect based on the $12.00 price per share being paid in the transaction to the median of similar multiples it calculated for the selected medical device companies:

	Aspect Multiples Based on the $12.00 Transaction Price	Median Multiples for Selected Medical Device Companies
Enterprise Value as a Multiple of
2009 Estimated Revenue	2.0x	1.8x
2010 Estimated Revenue	1.8x	1.6x
2009 Estimated EBITDA	15.1x	8.8x
2010 Estimated EBITDA	9.7x	8.7x

Equity Value as a Multiple of
Estimated 2009 GAAP Net Income	55.1x	27.7x
Estimated 2010 GAAP Net Income	31.5x	33.0x

2010 PEG ratio calculated using
IBES growth rate estimates	3.1x	1.5x
Growth rate estimates of Aspect’s management	0.8x	N/A

Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analyses utilizing free cash flow estimates for the period from the fourth quarter of 2009 through 2018 derived from both Aspect management’s base case forecasts and business development case forecasts to determine illustrative ranges of implied present values per share of Aspect common stock as of September 30, 2009.

Using discount rates ranging from 12.0% to 16.0%, reflecting estimates of Aspect’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for Aspect by discounting to present value (a) estimates of the Aspect’s unlevered free cash flows for the period from October 1, 2009 through December 31, 2018 and (b) illustrative terminal values for Aspect as of December 31, 2018 derived by applying perpetuity growth rates ranging from 2.0% to 4.0% to estimates of the Aspect’s unlevered free cash flows for 2018. To calculate illustrative ranges of implied present values per share of Aspect, Goldman Sachs added to the illustrative ranges of implied enterprise values the amount by which Aspect’s cash and cash equivalents exceeded the outstanding principal the amount of Aspect’s indebtedness as provided to it by the management of Aspect and divided the result by the number of Aspect’s fully diluted shares outstanding provided by Aspect’s management.

Based on the forgoing calculations, Goldman Sachs derived an illustrative range of implied present values of $8.36 to $13.35 per share of Aspect common stock based on Aspect management’s base case forecasts and an illustrative range of implied present values of $9.02 to $14.73 per share of Aspect common stock based on Aspect management’s business development case forecasts.

Present Value of Future Stock Prices. Goldman Sachs calculated illustrative ranges of implied present values as of September 30, 2009 for a share of common stock of Aspect based on hypothetical share prices for Aspect common stock as of January 1, 2014. For purposes of its analysis, Goldman Sachs derived ranges of hypothetical share prices for Aspect common stock as of January 1, 2014 by applying illustrative one-year forward PEG ratios ranging from 1.0x to 1.3x to estimates of Aspect’s stand-alone earnings per share, or EPS, for 2014 derived from Aspect management’s base case forecasts and its business development case forecasts and to the most recent median estimate of the five-year EPS growth rate of Aspect published by IBES and discounted the results to September 30, 2009, by applying discount rates ranging from 12% to 16%.

Goldman Sachs utilized PEG ratios ranging from 1.0x to 1.3x for purposes of this analysis based on its review of the 2010 PEG ratios it calculated for the following selected public companies in the medical device industry:

Medical Device Companies
Edwards Lifesciences
Integra LifeSciences Holdings Corporation
Intuitive Surgical, Inc.
Invacare Corporation
Masimo Corporation
Resmed Inc.
Thoratec Corporation
Wright Medical Group, Inc.

Although none of the selected companies is directly comparable to Aspect, the 2010 PEG ratios of these companies were analyzed by Goldman Sachs because these companies are publicly traded companies in the medical device industry with operations and market characteristics that for purposes of analysis may be considered similar to Aspect’s expected operations and market characteristics as of January 2014.

Goldman Sachs calculated 2010 PEG ratios for each of the above companies by calculating the ratio of the closing share price of that company as of September 25, 2009 to the most recent median 2010 EPS estimate for that company published by IBES and dividing the result by the most recent median estimate of the five year EPS growth rate for that company published by IBES and other Wall Street research analysts. The range of 2010 PEG ratios calculated for these companies was 0.9x to 2.0x with a median of 1.2x.

Goldman Sachs derived an illustrative range of implied present values of $6.53 to $9.85 per share of Aspect common stock based on the 2014 EPS estimate derived from Aspect management’s base case forecasts and an illustrative range of implied present values of $7.53 to $11.37 per share of Aspect common stock based on the 2014 EPS estimate derived from Aspect management’s business development case forecasts.

Selected Precedent Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the following transactions that involved companies in the medical device industry, each of which involved aggregate equity consideration of less than $1.5 billion and was announced since June 2006:

Date Announced	Acquiror	Target
May 2009	Covidien plc.	VNUS Medical Technologies, Inc.
January 2009	Abbott Laboratories	Advanced Medical Optics, Inc.
December 2008	Johnson & Johnson	Mentor Corporation
November 2008	Johnson & Johnson	Omrix Biopharmaceuticals, Inc.
September 2008	Medtronic, Inc.	CryoCath Technologies Inc.
September 2008	Getinge AB	Datascope Corp.
July 2008	GE Healthcare	Vital Signs, Inc.
February 2008	Medrad, Inc. (an affiliate of Bayer HealthCare)	Possis Medical, Inc.
July 2007	ev3 Inc.	FoxHollow Technologies, Inc.
July 2007	ReAble Therapeutics, Inc.	DJO Incorporated
March 2007	Smith & Nephew plc	Plus Orthopedics Holding AG
January 2007	Advanced Medical Optics, Inc.	IntraLase Corp.
November 2006	Johnson & Johnson	Conor Medsystems, Inc.
June 2006	Blackstone Capital Partners	Encore Medical Corporation
June 2006	American Medical Systems Holdings, Inc.	Laserscope

While none of the selected transactions is directly comparable to the transaction between Covidien and Aspect, the aggregate equity consideration paid in the selected transactions and the companies that participated in the selected transactions are such that, for purposes of analysis the transactions may be considered similar to the transaction between Covidien or Aspect.

Goldman Sachs calculated and reviewed the following premia and implied multiples for the selected medical device transactions:

•	the premium over the target company’s closing share price one day and one month prior to the announcement reflected by the announced per-share transaction price; and

•	the enterprise value of the target company as a multiple of EBITDA and sales for the last four quarter period prior to the announcement, referred to as the LTM period.

For purposes of this analysis, the target companies’ enterprise values were generally calculated by multiplying the announced per-share transaction price by the number of that company’s fully diluted outstanding shares as disclosed in the company’s most recent filings with the SEC prior to the announcement of the applicable transaction and adding to that result the company’s net debt as disclosed in the company’s most recent public filings with the SEC prior to the announcement of the applicable transaction.

The following table presents the results of this analysis:

	Selected Transactions
	Range	Median		Mean
Premium to:
One Day Prior to Announcement of Transaction	5%-149%	32%		43%
One Month Prior to Announcement of Transaction	12%-298%	37%		62%
Enterprise Value as a Multiple of:
LTM Period Sales	2.4x-11.4x	3.7	x	4.3	x
LTM Period EBITDA	10.2x-37.0x	15.6	x	18.6	x

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Aspect or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs rendering its opinion to the Aspect Board that, as of September 27, 2009, and based upon and subject to the factors and assumptions set forth therein, the $12.00 per share in cash to be paid to the holders of shares of Aspect’s common stock (other than Covidien and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to those holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Aspect, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The $12.00 per share in cash to be paid to the holders of shares of common stock of Aspect pursuant to the Merger Agreement was determined through arm’s-length negotiations between Aspect and Covidien and was approved by the Aspect Board. Goldman Sachs provided advice to Aspect during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Aspect or the Aspect Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ fairness opinion rendered to the Aspect Board was one of many factors taken into consideration by the Aspect Board in making its determination to approve the Merger Agreement and recommend the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, Aspect, Covidien and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to Aspect in connection with, and has participated in certain of the negotiations leading to, the transaction. The Aspect Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the contemplated transaction. Goldman Sachs expects to receive a fee of $5,000,000 for its services in connection with the transaction, all of which is contingent upon consummation of the transaction. In addition, Aspect has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities law, relating to, or arising out of, its engagement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Aspect and its affiliates from time to time, including having acted as sole book manager and sole initial purchaser of the private placement of Aspect’s 2.50% Convertible Senior Notes due June 2014 (“Convertible Notes”) (aggregate principal amount of $125,000,000) in June 2007; and as arranger in connection with the repurchase by Aspect of Convertible Notes (aggregate principal amount of $15,000,000) in December 2008. Goldman Sachs also has provided certain investment banking and other financial services to Covidien and its affiliates from time to time, including having acted as co-manager of the private placement by CIFSA of 5.150% Senior Notes due October 2010 (aggregate principal amount of $250,000,000), 5.450% Senior Notes due October 2012 (aggregate principal amount of $500,000,000), 6.000% Senior Notes due October 2017 (aggregate principal amount of $1,150,000,000) and 6.550% Senior Notes due October 2037 (aggregate principal amount of $850,000,000) in October 2007; as counterparty with respect to various derivative transactions entered into by a subsidiary of Covidien in July and September 2007; and as a lender to the former parent of a subsidiary of Covidien under a 364-Day Senior Bridge Loan Agreement (aggregate principal amount of $4,250,000,000) assumed by a subsidiary of Covidien in July 2007. Goldman Sachs also may provide investment banking and other financial services to Aspect, Covidien and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Goldman Sachs in Item 4, under the heading “Opinion of Aspect’s Financial Advisor,” is incorporated herein by reference.

Except as described above, neither Aspect nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Aspect’s stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as provided below, no transaction in Aspect’s common stock has been effected during the last 60 days by Aspect or any of its subsidiaries or, to the knowledge of Aspect, by any executive officer, director or affiliate of Aspect, other than shares of common stock received as compensation in the ordinary course of business in connection with Aspect’s employee benefit plans.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
William Floyd	9/17/09	3,768	$7.00	Open market sale pursuant to a Rule 10b5-1 trading plan

William Floyd	9/18/09	1,228	$7.00	Open market sale pursuant to a Rule 10b5-1 trading plan

William Floyd	9/22/09	5,000	$7.50	Open market sale pursuant to a Rule 10b5-1 trading plan

William Floyd	9/22/09	5,000	$8.00	Open market sale pursuant to a Rule 10b5-1 trading plan

William Floyd	9/28/09	10,000	$11.92	Open market sale pursuant to a Rule 10b5-1 trading plan

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, Aspect is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Aspect’s securities by Aspect, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Aspect or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of Aspect or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of Aspect.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

(a)	Information Statement

The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Aspect’s stockholders. The Purchaser’s right to designate directors is further described in Item 3(b) above and in the Information Statement, and such descriptions are incorporated herein by reference.

(b)	Legal Proceedings

On October 6, 2009, a putative class action complaint, Albert Donnay v. Nassib Chamoun, et al., Civil Action No. 09-4249-BLS, was filed in the Massachusetts Superior Court for Suffolk County, Business Litigation Session. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, certain of its directors, United States Surgical Corporation, and Transformer Delaware Corp. as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value and failing to engage in a fair sale process. The complaint also alleges that Aspect, United States Surgical Corporation and Transformer Delaware Corp. aided and abetted the alleged breaches of fiduciary duties by certain of Aspect’s directors. The complaint seeks, among other relief, an injunction preventing completion of the merger or, if the merger is consummated, rescission of the merger.

On October 8, 2009, Aspect and the individual defendants filed an answer in which they have denied the allegations.

(c)	Top-Up Option

Subject to the terms and conditions of the Merger Agreement, Aspect has granted Purchaser an option to purchase from Aspect, for a purchase price per share equal to the Offer Price, a number of shares of Aspect common stock such that immediately after the issuance of those additional shares Purchaser will own one share more than 90% of the outstanding shares of Aspect common stock (the “Top-Up Option”). The Top-Up Option may be exercised at or after the time Purchaser accepts for payment, and pays for, at least a majority of Aspect’s common stock outstanding on a fully diluted basis pursuant to the Offer and the expiration of any subsequent offering period, if applicable, and on or prior to the fifth business day after the later of the expiration of the Offer and the expiration of any subsequent offer period. The Top-Up Option may not be exercised to the extent the number of shares of Aspect common stock held by Aspect or its subsidiaries as treasury shares plus the number of shares of common stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Aspect common stock immediately prior to the exercise of the Top-Up Option. Purchaser must exercise the Top-Up Option if doing so would allow for a short-form merger. Aspect’s obligation to issue shares upon exercise of the Top-Up Option is subject to the following conditions, unless waived by Aspect:

•

no provision of any applicable law, and no temporary restraining order, injunction or other judgment or order prohibits the exercise of the Top-Up Option or the delivery of the shares pursuant to the Top-Up Option;

•	the issuance of shares pursuant to the Top-Up Option will not require approval of Aspect’s stockholders; and

•	the Purchaser has accepted for payment and paid for all shares of Company Common Stock validly tendered in the Offer and not withdrawn.

(d)	Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by Aspect of shares of Aspect common stock upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Aspect common stock, Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of Aspect’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Aspect common stock, the affirmative vote of the holders of a majority of the outstanding shares of Aspect common stock will be required under the DGCL to effect the Merger.

(e)	State Takeover Laws

As a Delaware corporation, Aspect is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the outstanding voting stock which the interested stockholder did not own.

A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

Aspect is subject to the provisions of Section 203 of the DGCL. The Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement from the restrictions on business combinations contained in Section 203 of the DGCL.

Aspect conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, Aspect and Parent will, and are required by the Merger Agreement to, use reasonable best efforts to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any shares of Aspect common stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

(f)	Antitrust Compliance

United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Aspect common stock in the Offer and the Merger.

Under the HSR Act, the purchase of Aspect common stock in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Covidien of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Aspect and Covidien filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Aspect common stock in the Offer and the Merger on October 2, 2009, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 19, 2009, the first business day after the fifteenth calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Covidien receives a request for additional information or documentary material prior to that time. If, before the end of the fifteen calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Covidien, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Covidien’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Covidien’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of Aspect common stock by Purchaser, either the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Aspect common stock in the Offer and the Merger, the divestiture of Aspect common stock purchased in the Offer or the divestiture of substantial assets of Purchaser, Aspect or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Countries and Jurisdictions Other Than the United States. Aspect’s products are also offered in a number of foreign countries. In connection with the purchase of Aspect common stock pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Parent and Aspect will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained.

(g)	Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of Aspect will have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash of the fair value of, their shares of Aspect common stock. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their shares of Aspect common stock. The value so determined could be more or less than or the same as the Offer Price or the consideration per share of Aspect common stock to be paid pursuant to the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of Aspect common stock in the Offer will not be entitled to exercise appraisal rights with respect to such shares.

(h)	Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Aspect’s stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of Aspect’s stockholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Aspect’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Aspect, as well as the Schedule TO filed by Purchaser and Parent. Aspect does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

Exhibit No.	Description
(a)(1)	Offer to Purchase for Cash dated October 8, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser’s Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with respect to Aspect on October 8, 2009).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Advertisement published in The Wall Street Journal on October 8, 2009 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(7)	Joint Press Release, dated September 28, 2009, regarding the proposed transaction between Covidien and Aspect (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by Aspect on September 28, 2009).

(a)(8)	Letter to Stockholders of Aspect, dated October 8, 2009.

(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(e)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among Parent, Purchaser and Aspect (incorporated herein by reference to Exhibit 2.1 of Aspect’s Current Report on Form 8-K filed on September 28, 2009).

(e)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and between Parent, Purchaser and certain of the shareholders of Aspect (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amended and Restated 1991 Stock Option Plan (incorporated by reference to Exhibit 10.3 to Aspect’s Current Report on Form 8-K filed on September 28, 2009).

(e)(4)	1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit (d)(8) to Aspect’s Tender Offer Statement on Schedule TO filed on June 8, 2009).

(e)(5)	Amended and Restated 1998 Director Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Aspect’s Current Report on Form 8-K filed on June 1, 2005).

(e)(6)	Restated 1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Aspect’s Current Report on Form 8-K filed on September 27, 2009).

(e)(7)	2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Aspect’s Current Report on Form 8-K filed on May 22, 2008).

(e)(8)	Restated Key Employee Severance Benefits Plan (incorporated by reference to Exhibit 10.1 to Aspect’s Current Report on Form 8-K filed on September 28, 2009).

(e)(9)	Form of Indemnification Agreement with Executive Officers and Directors (incorporated by reference to Exhibit 10.2 of Aspect’s Current Report on Form 8-K filed on September 28, 2009)

(e)(10)	Confidentiality Agreement, dated as of August 3, 2009, by and between Tyco Healthcare Group L.P. d/b/a Covidien and Aspect (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(11)	Amendment No. 4, dated September 27, 2009, to Rights Agreement dated November 29, 2004, as amended, by and between Aspect and Computershare Limited Trust Company, N.A. (as successor to Equiserve Trust Company, N.A.) (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by Aspect with the SEC on September 28, 2009).

(e)(12)	Agreement dated September 27, 2009, by and among Parent, First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(13)	Guaranty dated September 27, 2009, by Covidien International Finance S.A. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(14)	Opinion of Goldman, Sachs & Co., dated September 27, 2009 (included as Annex II hereto).

(g)	None.

Annex I	The Information Statement of Aspect dated as of October 8, 2009.

Annex II	Opinion of Goldman, Sachs & Co., dated September 27, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:         /s/ J. Neal Armstrong

Name:    J. Neal Armstrong

Title:      Vice President and Chief Financial Officer

Date: October 8, 2009

ANNEX I

ASPECT MEDICAL SYSTEMS, INC.

ONE UPLAND ROAD

NORWOOD, MA 02062

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about October 8, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Aspect Medical Systems, Inc. (“Aspect”), with respect to the tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to holders of Aspect’s common stock, par value $0.01 per share. Each of Purchaser and Parent and are indirect wholly-owned subsidiaries of Covidien plc, a corporation formed under the laws of Ireland (“Covidien”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Aspect. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the board of directors of Aspect (the “Board”).

BACKGROUND

On September 27, 2009, Aspect entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all outstanding shares of Aspect common stock at a price of $12.00 per share (the “Offer Price”) net to the sellers in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase for Cash dated October 8, 2009 (as amended or supplemented, the “Offer to Purchase”). The Offer reflected by such Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 5, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Aspect common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Aspect stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 8, 2009.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Aspect (the “Merger”) and Aspect will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of Purchaser will cease. In the Merger, shares of Aspect common stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Aspect common stock owned by Parent, Purchaser or any other subsidiary of Parent, held by Aspect as treasury stock or held by any subsidiary of Aspect, all of which will be cancelled, and other than shares of Aspect common stock held by stockholders who have properly exercised appraisal rights under the General Corporate Law of the State of Delaware (“DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price, net to the sellers in cash without interest and less any required withholding taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by Aspect with the SEC on October 8, 2009, and which is being mailed to stockholders of Aspect along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Board Designees (as defined below) has been provided to Aspect by Parent and Aspect assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Purchaser commenced the Offer on October 8, 2009. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of the day on November 5, 2009, or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, from time to time, after Purchaser accepts for payment the shares of Aspect common stock tendered pursuant to the Offer in an amount equal to, when combined with shares owned by Parent and any affiliate or Parent, at least a majority of Aspect common stock, on a fully-diluted basis, Purchaser will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election or appointment of any additional directors pursuant to this provision, and (b) the percentage that the number of shares of Aspect common stock beneficially owned by Parent and Purchaser at such time (including shares accepted for payment in connection with the Offer) bears to the total number of shares of Aspect common stock then outstanding, as determined on a fully diluted basis. Aspect has agreed that it will, at the request of the Purchaser, use commercially reasonable efforts to promptly either increase the size of the Board or to secure the resignations of such number of the Aspect’s incumbent directors, or both, as necessary to enable the Purchaser’s designees to be elected or appointed to the Board and Aspect will take all reasonable actions available to it to cause the Purchaser’s designees to be elected or appointed to the Board, provided that, at all times prior to the consummation of the Merger, each of the parties shall use their best efforts such that the Board shall include at least two directors who were on the Board on September 27, 2009 (and who are not an officer of Aspect) (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person to fill the vacancy left by such departed Continuing Director. In the event that there are no Continuing Directors remaining in office, the other directors of Aspect then in office shall designate two persons to fill such vacancies who are not directors, officers, employees or affiliates of the Parent or the Purchaser and are “independent directors” of Aspect for purposes of Nasdaq Marketplace Rules, and such persons shall be deemed to be Continuing Directors. Moreover, Aspect will take all reasonable action necessary to cause individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board (other than any committee of the Board established to act under the Merger Agreement), each board of directors of each subsidiary of Aspect, and each committee of the board of each subsidiary that represents the same percentage as the individuals represent on the Board.

Following the election or appointment of Board Designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors will be required to authorize any amendment to or termination of the Merger Agreement by Aspect, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of Aspect’s rights or remedies under the Merger Agreement, any amendment to Aspect’s certificate of incorporation or bylaw, authorization of any agreement between Aspect or its subsidiaries and Purchaser, Parent or any of their affiliates and any other action of the Board relating to the Merger Agreement or the transactions contemplated thereby.

Information with Respect to the Board Designees

As of the date of this Information Statement, Purchaser has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of Aspect if so designated. Parent has advised Aspect that none of the Potential Designees currently is a director of, or holds any position with, Aspect. Parent has also advised Aspect that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of Aspect, has a familial relationship with any director or executive officer of Aspect or has been involved in any transactions with Aspect or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised Aspect that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to Aspect or any of its subsidiaries or has a material interest adverse to Aspect or any of its subsidiaries.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048.

Name	Age	Principal Occupation and Five-Year Employment History
Kevin G. DaSilva	45	Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of Parent and Purchaser.

Eric C. Green	51	Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is also Vice President and Assistant Treasurer of Parent and Purchaser.

John W. Kapples	50	Mr. Kapples is a member of the board of directors and a Vice President and Secretary of both Parent and Purchaser. Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/ Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006.

John H. Masterson	48	Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Purchaser.

Amy A. McBride-Wendell	48	Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Name	Age	Principal Occupation and Five-Year Employment History
Matthew J. Nicolella	41	Mr. Nicolella is Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007. Mr. Nicolella is also a member of the board of directors and a Vice President and Assistant Secretary of Purchaser.

Lawrence T. Weiss	40	Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP. Mr. Weiss is a Vice President and Assistant Secretary of Purchaser.

Parent has advised Aspect that none of the Potential Designees listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Parent has also informed Aspect that, to its knowledge, none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any director or executive officer of Aspect or (ii) has been involved in any transactions with Aspect or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING ASPECT

The authorized capital stock of Aspect consists of 60,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2009, there were 17,443,342 shares of Aspect common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

The common stock is the only class of voting securities of Aspect outstanding that is entitled to vote at a meeting of stockholders of Aspect. Each share of Aspect common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of Aspect Common Stock

The following table sets forth information regarding beneficial ownership of Aspect’s common stock as of September 30, 2009 by:

•	each person or entity known to Aspect to beneficially own more than 5% of the outstanding shares of its common stock;

•	each of Aspect’s directors;

•	each of Aspect’s named executive officers, and

•	all of Aspect’s directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person or entity is determined in accordance with the applicable rules of the SEC, which rules require Aspect to include shares of its common stock over which such person or entity has voting or investment power. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Shares of Aspect’s common stock issuable under stock options exercisable on or before November 29, 2009 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, to Aspect’s knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated, the address of all directors and executive officers is c/o Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Common Stock Beneficially Owned
5% Stockholders

Coghill Capital Management, L.L.C. (2) One North Wacker Drive Suite 4350 Chicago, IL 60606	2,522,008	14.5

First Manhattan Co. (3) 437 Madison Avenue New York, NY 10022	3,012,900	17.3

Security Investors, LLC (4) One Security Benefit Place Topeka, KS 66636	937,463	5.4

Zazove Associates, LLC (5) 1001 Tahoe Blvd. Incline Village, NV 89451	1,211,119	6.9

Directors and Named Executive Officers

Jon C. Biro	10,002	*

Nassib G. Chamoun (6)	860,268	4.8

John Coolidge	133,650	*

J. Breckenridge Eagle (7)	498,424	2.8

Michael Falvey (8)	27,068	*

William H. Floyd	288,723	1.6

Edwin M. Kania, Jr. (9)	134,103	*

Melvin L. Keating	10,002	*

Scott D. Kelley, M.D. (10)	310,312	1.8

James J. Mahoney, Jr.	53,500	*

John J. O’Connor	67,667	*

Vincent P. Scialli (11)	3,024,902	17.3

Donald R. Stanski, M.D.	63,166	*

All directors and executive officers as a group (18 persons)	6,360,349	33.0

*	Less than 1% of our outstanding common stock.

(1)	Includes the following number of shares of Aspect’s common stock issuable upon the exercise of outstanding stock options which may be exercised on or before November 29, 2009 by Mr. Biro: 5,002; Mr. Chamoun: 444,375; Mr. Coolidge: 88,353; Mr. Eagle: 170,071; Mr. Falvey: 0; Mr. Floyd: 147,421; Mr. Kania: 26,000; Mr. Keating: 5,002; Dr. Kelley: 257,763; Mr. Mahoney: 25,500; Mr. O’Connor: 9,667; Mr. Scialli: 5,002; Dr. Stanski: 38,500; and all directors and executive officers as a group: 1,818,146.

(2)	This information is taken from a Schedule 13D/A filed with the SEC on May 6, 2009 by Coghill Capital Management, L.L.C., jointly with its affiliates CCM Master Qualified Fund, Ltd. and Clint D. Coghill. Of the 2,522,008 shares of common stock deemed beneficially owned, each reporting person reported sole voting power as to none of the shares.

(3)	This information is taken from a Schedule 13D/A filed with the SEC on May 5, 2009 by First Manhattan Co., jointly with its affiliate First BioMed Management Associates, LLC. Of the 3,012,900 shares of common stock deemed beneficially owned, First BioMed Management Associates, LLC reported sole voting power as to 1,351,300 of the shares and First Manhattan Co. reported sole voting power as to none of the shares.

(4)	This information is taken from a Schedule 13G filed with the SEC on February 13, 2009. Of the 937,463 shares of common stock deemed beneficially owned, Security Investors, LLC reported shared voting power as to none of the shares.

(5)	This information is taken from a Schedule 13G filed with the SEC on February 13, 2009. Of 1,211,119 shares of common stock deemed beneficially owned, Zazove Associates, LLC reported shared voting power as to none of the shares.

(6)	Includes 120,000 shares of common stock held by The Nassib G. Chamoun 1998 Irrevocable Trust, a trust for the benefit of Mr. Chamoun’s minor children. Mr. Chamoun disclaims beneficial ownership of all shares held in this trust.

(7)	Includes 20,000 shares of common stock held by Jeanne Warren Eagle, as Trustee for the Trust for John Warren Eagle, of which Mr. Eagle disclaims beneficial ownership and 120,000 shares of common stock held by The Nassib G. Chamoun 1998 Irrevocable Trust, of which Mr. Eagle is the Trustee and disclaims beneficial ownership.

(8)	Mr. Falvey resigned from his position as Vice President, Chief Financial Officer and Secretary effective December 31, 2008.

(9)	Includes 1,605 shares held by Mr. Kania’s minor children.

(10)	Includes 10,500 shares pledged to Merrill Lynch as security for an outstanding loan.

(11)	Including 3,012,900 shares over which Mr. Scialli has shared voting and investment power with First Manhattan Co. Mr. Scialli is a Managing Director of First Manhattan Co.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF ASPECT

The following is a list of Aspect’s directors and executive officers, their ages as of September 30, 2009 and their principal position.

Name	Age	Position
Nassib G. Chamoun	47	President and Chief Executive Officer, Director
J. Breckenridge Eagle	59	Founder Chairman of the Board of Directors
Jon C. Biro	43	Director
Edwin M. Kania, Jr.	52	Director
Melvin L. Keating	62	Director
James J. Mahoney, Jr.	65	Director
John J. O’Connor	61	Chairman
Vincent P. Scialli	39	Director
Donald R. Stanski, M.D.	59	Director
J. Neal Armstrong	71	Vice President, Chief Financial Officer and Secretary
John Coolidge	48	Vice President of Manufacturing Operations
Marc Davidson	45	Vice President of Engineering
Philip H. Devlin	52	Vice President of Emerging Technologies and General Manager of Neuroscience
William Floyd	52	Executive Vice President of Worldwide Sales and Marketing
Scott D. Kelley, M.D.	51	Vice President of Medical Affairs
Paul J. Manberg, Ph.D.	55	Vice President of Clinical, Regulatory and Quality Assurance
Margery Ahearn	46	Vice President of Human Resources

General Information

Aspect’s Board is comprised of nine members and is divided into three classes. One class is elected each year and members of each class hold office for three-year terms. The Board has set the number of directors at nine and, as of the date of this Information Statement, the Board has nine members. There are three Class I Directors, three Class II Directors and three Class III Directors. The Class I, Class II and Class III Directors currently serve until the annual meeting of stockholders to be held in 2010, 2011 and 2012, respectively, and until their respective successors are elected and qualified. Messrs. Mahoney and O’Connor and Dr. Stanski are Class I Directors. Messrs. Eagle, Kania and Scialli are Class II Directors. Messrs. Biro, Chamoun and Keating are Class III Directors.

Pursuant to the terms of an agreement (the “Agreement”) dated April 8, 2009 by and between Aspect and First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. (collectively, “First Manhattan”), Aspect agreed to the following arrangements with respect to, among other things, the nomination of Messrs. Biro, Keating and Scialli to Aspect’s Board at the 2009 Annual Meeting of Stockholders, which was held on June 5, 2009 (the “Annual Meeting”):

•

Messrs. Biro and Keating (the “Designated Directors”), were nominated as Class III directors, together with Mr. Chamoun, President and Chief Executive Officer, for election at the Annual Meeting, for terms that will expire in 2012;

•

David W. Feigal, Jr., M.D. and Boudewijn L.P.M Bollen, former directors of Aspect, resigned from the class of directors up for election in 2010 and 2011, respectively, in each case effective immediately prior to the Annual Meeting;

•

Messrs. Mahoney and Scialli were elected as directors for terms ending at the 2010 and 2011 annual meeting of stockholders, respectively, to fill the vacancies created by the resignations of Dr. Feigal and Mr. Bollen, in each case effective immediately prior to the Annual Meeting;

•

Aspect agreed that neither Aspect nor the Board will take any action that would shorten the terms of the Designated Directors or Mr. Scialli or any other nominee of First Manhattan pursuant to the Agreement, provided that the Board can recommend to stockholders that a given director be removed for cause if directors, after consultation with counsel, determine in good faith that their fiduciary duties require it;

•

Aspect agreed to use all reasonable best efforts to ensure that the Designated Directors were elected at the Annual Meeting and agreed to recommend to stockholders that they vote in favor of the election of the Designated Directors;

•

Aspect agreed to nominate Mr. Scialli for re-election in 2011, unless the Corporate Governance and Nominating Committee of the Board determines that Mr. Scialli does not meet the criteria for considering a candidate to be qualified to serve as a director set forth in Aspect’s Corporate Governance Guidelines and Director Qualification Standards, in which case First Manhattan will be entitled to designate another individual deemed to be qualified by the Board who the Board will nominate for election in 2011;

•

Aspect agreed that if either of the Designated Directors or Mr. Scialli ceases to serve at some point before the 2012 election, First Manhattan will be entitled to designate an individual deemed to be qualified by the Board who the Board will then nominate for election or elect to fill such vacancy;

•	Aspect agreed that until the 2011 annual meeting of stockholders, the size of the Board will not be increased beyond nine members unless at least eight members approve the increase; and

•	Mr. Biro became a member of the Audit Committee, Mr. Scialli became a member of the Corporate Governance and Nominating Committee and Mr. Keating became a member of the Compensation Committee.

Pursuant to the terms of the Agreement, each of Aspect’s officers and directors agreed to vote all of his or her shares for the Designated Directors.

Aspect has the right to terminate the Agreement by delivering a written notice of termination at any time on or after the earlier of:

•	the date on which its 2012 annual meeting of stockholders is held; and

•

the first date on which First Manhattan no longer beneficially owns at least 500,000 shares of Aspect’s common stock, in which case, First Manhattan would cause Mr. Scialli to immediately offer his written resignation as a director of Aspect.

The foregoing is not a complete description of the terms of the Agreement. For a copy of the Agreement, and a further description of its terms, please see Aspect’s Current Report on Form 8-K, which was filed with the SEC on April 9, 2009.

The following are brief biographies of each current director and executive officer of Aspect (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). To the knowledge of Aspect, no director or officer is a party adverse to Aspect or its subsidiaries in any material proceedings, nor has a material interest adverse to Aspect or its subsidiaries. Unless otherwise indicated, to the knowledge of Aspect, no current director or executive officer of Aspect has (i) been convicted in a criminal proceeding during the last five years, (ii) was a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. There are no family relationships between directors and executive officers of Aspect.

Directors

Nassib G. Chamoun is a founder of Aspect and has served as a director since 1987. Mr. Chamoun has served as President of Aspect since 1996 and Chief Executive Officer since 1995. He also served as Chairman of the Board from 1987 to 1996 and as Chief Scientific Officer from 1991 to 1995. Prior to 1995, Mr. Chamoun also served as our President and Chief Executive Officer at various times since founding Aspect in 1987. From 1984 to 1987, Mr. Chamoun was a fellow in cardiovascular physiology at the Lown Cardiovascular Laboratory of the Harvard School of Public Health.

J. Breckenridge Eagle joined Aspect as a director in 1988 and served in that position until 1991. He became a director again in 1996, served as Chairman of the Board from 1996 to April 2009 and has served as Founder Chairman of the Board since April 2009. Mr. Eagle served as President and Chief Operating Officer of Aspect in 1996 and as a consultant to Aspect in 1995. From 1989 to 1995, he was President of ECS, Inc., a medical practice management company, which he founded in 1989. From 1981 to 1988, Mr. Eagle was Chief Financial Officer, Vice President and General Manager of The Health Data Institute, Inc., a health care services company, which he co-founded.

Jon C. Biro joined Aspect as a director in 2009. He has served as Executive Vice President, Chief Financial and Accounting Officer, Treasurer and Secretary of Consolidated Graphics, Inc., a commercial printer with operations in the United States, Canada and the Czech Republic, since January 2008. Prior to joining Consolidated Graphics, Mr. Biro held several executive positions with ICO, Inc., a company specializing in the manufacturing of specialty resins and concentrates. From April 2002 to January 2008, Mr. Biro was the Chief Financial Officer and Treasurer of ICO and served as its Interim Chief Executive Officer from July 2003 to February 2004. From September 1996 to April 2002, Mr. Biro was the Senior Vice President, Chief Accounting Officer and Treasurer of ICO. From October 1994 to September 1996, he was the Controller of ICO. Prior to his employment with ICO, Mr. Biro was employed by PricewaterhouseCoopers LLP. Mr. Biro is a certified public accountant.

Edwin M. Kania, Jr. joined Aspect as a director in 1995. Since 2000, Mr. Kania has served as Managing Partner and Chairman of Flagship Ventures, a venture capital firm, which he co-founded. Previously, Mr. Kania served as the managing partner of OneLiberty Ventures, a venture capital firm, which was formed in 1995, and as a general partner at Morgan Holland Ventures, a predecessor entity of OneLiberty Ventures, which he joined in 1985. Mr. Kania also serves as a director of EXACT Sciences Corporation.

Melvin L. Keating joined Aspect as a director in June 2009. Mr. Keating was President and Chief Executive Officer of Alliance Semiconductor Corporation, a worldwide manufacturer and seller of semiconductors, from 2005 to 2008. From 2004 to 2005, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company. Mr. Keating was employed as a Strategy Consultant for Warburg Pincus Equity Partners from 1997 to 2004, providing acquisition and investment target analysis and transactional advice. Mr. Keating also was President and Chief Executive Officer of Sunbelt Management Company, a private, European-owned real estate development firm, from 1995 to 1997. From 1986 to 1995, Mr. Keating was Senior Vice President, Financial Administration of Olympia & York Companies/Reichmann International, responsible for joint ventures, financial reporting and acquisitions.

James J. Mahoney, Jr. joined Aspect as a director in March 2003 and served as lead director from August 2005 until June 2009. Since January 2004, Mr. Mahoney has served as President and has managed The Mahoney Group, an investment firm. Mr. Mahoney is a founding partner and principal of HLM Management Company, a private equity firm that invested in small entrepreneurially managed growth stocks and in privately-held venture capital backed companies. From January 1999 to March 2002, Mr. Mahoney managed HLM Management Company’s venture capital program and, from April 2002 to April 2004, he acted as a consultant to HLM Management Company. From 1984 to December 1998, Mr. Mahoney co-managed the stock and venture capital portfolios of, and served as Chief Investment Officer of, HLM Management Company. Mr. Mahoney currently serves as Chairman of the Board and a member of the audit committee of NMT Medical, an advisor to four investment firms and a member of investment committees of three charitable organizations.

John J. O’Connor joined Aspect as a director in December 2006 and was appointed chairman of the Board in April 2009. Prior to his retirement in November 2006, Mr. O’Connor was a partner at PricewaterhouseCoopers LLP, an independent public accounting firm, from 1982 to November 2006, most recently serving as vice chairman of services from June 2002 to November 2006. Mr. O’Connor served as the leader of the U.S. audit practice at PricewaterhouseCoopers from September 2000 to June 2002, and served as the managing partner of the firm’s Boston office from 1995 to September 2000. Mr. O’Connor also serves as a director for LeMaitre Vascular, Inc.

Vincent P. Scialli joined Aspect as a director in June 2009. Mr. Scialli is a Managing Director of First Manhattan Co., a privately held investment manager, and has performed equity research and portfolio management duties since joining the firm in February 2005. From May 2001 to February 2005, Mr. Scialli worked for Lord, Abbett & Co. LLC, a privately held money management firm, where his last role was Assistant Portfolio Manager. From June 2000 to May 2001, Mr. Scialli was a Senior Research Analyst for Bear Stearns & Co., Inc., an investment banking firm. From 1992 to 2000, Mr. Scialli worked for The Prudential Insurance Company of America, a multi-line insurance company and asset management firm.

Donald R. Stanski joined Aspect as a director in 1996. Since November 2005, Dr. Stanski has served as Vice President and Global Head of Modeling and Simulation, leading a group of scientists who apply quantitative methods to optimize drug developments, at Novartis Pharmaceuticals, a pharmaceutical company. Dr. Stanski has been a Professor in the Department of Anesthesia at Stanford University since 1979 and is trained as an anesthesiologist/clinical pharmacologist. He became professor emeritus at Stanford University in November 2005. From January 2004 until November 2005, Dr. Stanski was on public service duty at the United States Food and Drug Administration as a Scientific Advisor for the Director, Center for Drug Evaluation and Research. He served as Chair of the Department of Anesthesia at Stanford University from 1992 to 1997. From July 1998 to June 2001, Dr. Stanski served as the Vice President of Scientific and Medical Programs for Pharsight Corporation, a company that assists in the development of therapeutic products.

Executive Officers

J. Neal Armstrong has served as our Vice President, Chief Financial Officer and Secretary since January 2009. Mr. Armstrong served as Vice President of Investor Relations of Aspect from 2005 to 2006 and prior to that, served as Vice President, Chief Financial Officer, Secretary and Treasurer of Aspect from 1996 until his retirement from that position in 2005. Mr. Armstrong remained retired until his return to Aspect in January 2009. From 1990 to 1996, Mr. Armstrong served as Vice President of Finance, Chief Financial Officer and as a director of Haemonetics, Inc., a manufacturer of blood processing systems. Mr. Armstrong serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of deCODE genetics, Inc. and also serves as a member of the Board of Directors and the Audit Committee of TransMedics, Inc., AngioScore, Inc. and Vapotherm, Inc. Mr. Armstrong also serves as a member of the Board of Directors, Audit Committee and Compensation Committee of Salient Surgical Technologies, Inc.

John Coolidge joined Aspect in May 1997 and has served as Vice President of Manufacturing Operations since January 2001. Mr. Coolidge served as our Director of Manufacturing from May 1997 to January 2001. From 1995 to 1997, he served as Engineering Manager and was responsible for product development and manufacturing engineering management for the Interventional Vascular business of Medtronic, Inc., a medical technology company. From 1987 to 1995, Mr. Coolidge held a variety of engineering and manufacturing management positions at Johnson and Johnson Medical, Inc., a manufacturer and provider of health care products and services, the most recent of which was Business Unit Manager.

Marc Davidson joined Aspect in December 1999 and has served as Vice President of Engineering since November 2001. Mr. Davidson served as our Director of OEM Engineering from December 1999 to November 2001. From 1985 through 1999, Mr. Davidson held a variety of marketing, engineering, sales and management positions at Hewlett-Packard Company, a manufacturer of computers and medical devices.

Philip H. Devlin joined Aspect in 1990 and has served as Vice President of Emerging Technologies and General Manager of Neuroscience since November 2001. From 1994 to November 2001, Mr. Devlin served as Vice President of Research and Development of Aspect, and from 1990 to 1994, he held the position of Director of Product Development of Aspect. From 1984 to 1985 and from 1986 to 1990, Mr. Devlin served as Software Engineer and Manager of Software Engineering at Lifeline Systems, Inc., a medical products and communications company. From 1980 to 1984, he held the position of Chief Biomedical Engineer at Beth Israel Hospital in Boston, Massachusetts and from 1985 to 1986, he served as Technical Marketing Engineer in the Medical Product Group of Hewlett-Packard Company, a manufacturer of computers and medical devices.

William Floyd joined Aspect in May 2001 and has served as Executive Vice President of Worldwide Sales and Marketing since September 2002. Mr. Floyd served as Vice President of Marketing from May 2001 to September 2002. From May 2000 to May 2001, Mr. Floyd was Principal of Casco Scientific, LLC, a medical device consulting group. From 1992 to 2000, Mr. Floyd held a variety of positions with Boston Scientific Corporation, a manufacturer of medical devices, the most recent of which was Vice President of Marketing, Microvasive Division.

Scott D. Kelley joined Aspect in July 2000 and has served as Vice President of Medical Affairs since that time. Prior to joining Aspect, Dr. Kelley served as an Associate Professor of Clinical Anesthesia and Director of Liver Transplant at the University of California, San Francisco Medical School from 1990 to 2000.

Paul J. Manberg joined Aspect in 1991 and has served as Vice President of Clinical, Regulatory and Quality Assurance since that time. From 1984 to 1990, Dr. Manberg held a variety of clinical research positions at Serono Laboratories, a pharmaceutical company, including Vice President, Research and Development. From 1979 to 1984, he was employed as a Clinical Research Scientist at Burroughs—Wellcome Company, a pharmaceutical company, and served as an Adjunct Research Scientist at the University of North Carolina.

Margery Ahearn joined Aspect in April 1998 and has served as Vice President of Human Resources since January 2006. Ms. Ahearn served as our Director of Human Resources from 1998 to December 2005. From 1985 through 1998, Ms. Ahearn held a variety of positions, including Senior Human Resource Representative, at Wang Laboratories, Inc., Director of Human Resources at Boston Business Group and Senior Employment Specialist at GTE.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

CORPORATE GOVERNANCE

Aspect’s Board has long believed that good corporate governance is important to ensure that Aspect is managed for the long-term benefit of its stockholders. This section describes key corporate governance guidelines and practices that Aspect’s Board has adopted. Complete copies of Aspect’s corporate governance guidelines, Board committee charters and code of conduct described below are available on its website at www.aspectms.com. Alternatively, a copy of any of these documents may be requested by contacting: Investor Relations Department, Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062, telephone: (617) 559-7000.

Corporate Governance Guidelines

Aspect’s Board has adopted corporate governance guidelines to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of Aspect and its stockholders. These guidelines, which provide a framework for the conduct of the Board’s business, provide, among other things, that:

•	the principal responsibility of the directors is to oversee the management of Aspect;

•	a majority of the members of the Board shall be independent directors;

•	the independent directors meet at least twice a year in executive session;

•	directors have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually the corporate governance and nominating committee oversees a self-evaluation of the Board and its committees to determine whether they are functioning effectively.

Executive and Director Compensation Processes

The Compensation Committee has implemented an annual performance review program for Aspect’s executives, under which corporate and individual performance goals are determined at the beginning of each performance cycle. Annual salary, bonuses, stock options and restricted stock awards granted to Aspect’s executives are tied to the achievement of these corporate and individual performance goals.

In evaluating each executive officer’s performance, the Compensation Committee generally conforms to the following process:

•	business and individual goals and objectives are set for each performance cycle;

•	at the end of the performance cycle, the accomplishment of the executive’s goals and objectives and his or her contributions to Aspect are evaluated;

•	the executive’s performance is then compared with peers within Aspect and the results are communicated to the executive; and

•	the comparative results, combined with comparative compensation practices of other companies in the industry, are then used to determine salary and stock compensation levels.

The Compensation Committee does not rely on a formula that assigns a pre-determined value to each of the criteria, but instead evaluates an executive officer’s contribution in light of all criteria.

In addition, in accordance with the terms of Aspect’s corporate governance guidelines, its Compensation Committee is required to annually review the compensation of its directors, consult with the members of the Corporate Governance and Nominating Committee on such findings and then make recommendations to the Board with respect to director compensation.

Board Determination of Independence

Under applicable Nasdaq Marketplace Rules, a director of Aspect will only qualify as an “independent director” if, in the opinion of the Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that none of Jon C. Biro, Edwin M. Kania, Jr., Melvin L. Keating, James J. Mahoney, Jr., John J. O’Connor or Donald R. Stanski has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors and nominees for director qualifies as an “independent director” as defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Director Nomination Process

The process followed by the Corporate Governance and Nominating Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Corporate Governance and Nominating Committee and the Board.

In considering whether to recommend any particular candidate for inclusion in the board of directors’ slate of recommended director nominees, the Corporate Governance and Nominating Committee applies the criteria set forth in Aspect’s Corporate Governance Guidelines. These criteria include the candidate’s integrity, business acumen, knowledge of Aspect’s business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Corporate Governance and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Aspect’s Corporate Governance Guidelines also provide that any director who reaches the age of 75 while serving as a director will retire from its Board effective at the end of his or her then current term. Aspect believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to the Corporate Governance and Nominating Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of Aspect’s common stock for at least a year as of the date such recommendation is made, to Chairman, Corporate Governance and Nominating Committee, c/o Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062. Assuming that appropriate biographical and background material has been provided on a timely basis, the Corporate Governance and Nominating Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under Aspect’s bylaws to directly nominate director candidates, without any action or recommendation on the part of the Corporate Governance and Nominating Committee or the Board.

Communicating with the Independent Directors

The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Chairman of the Corporate Governance and Nominating Committee is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he considers appropriate.

Communications will be forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman of the Corporate Governance and Nominating Committee considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which Aspect tends to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the Board should address such communications to Chairman, Corporate Governance and Nominating Committee, c/o Aspect Medical Systems, Inc., One Upland Road, Norwood, MA 02062.

Board Meetings and Attendance

The Board met nine times during the fiscal year ended December 31, 2008, either in person or by teleconference. During the fiscal year ended December 31, 2008, each director attended at least 75% of the aggregate of the number of board of director meetings and the number of meetings held by all committees on which he or she then served.

Director Attendance at Annual Meeting of Stockholders

Aspect’s corporate governance guidelines provide that directors are encouraged to attend the annual meeting of stockholders in the event that Aspect determines their attendance is warranted. Three directors attended the 2008 Annual Meeting of Stockholders.

Board Committees

Aspect’s Board has established three standing committees—Audit, Compensation and Corporate Governance and Nominating—each of which operates under a charter that has been approved by the Board. Current copies of each committee’s charter are posted on the “Investors—Corporate Overview” section of Aspect’s website, www.aspectms.com.

Aspect’s Board has determined that all of the members of each of the Board’s three standing committees are independent as defined under Nasdaq Marketplace Rules, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Audit Committee

The Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of Aspect’s independent registered public accounting firm;

•

overseeing the work of Aspect’s independent registered public accounting firm, including through the receipt and consideration of certain reports from Aspect’s independent registered public accounting firm;

•	reviewing and discussing with management and Aspect’s independent registered public accounting firm Aspect’s annual and quarterly financial statements and related disclosures;

•	monitoring Aspect’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing Aspect’s risk management policies;

•	establishing policies regarding hiring employees from Aspect’s independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules.

The current members of the Audit Committee are Mr. O’Connor (Chairman), Mr. Biro and Mr. Mahoney. Aspect’s Board has determined that each of Mr. Mahoney and Mr. O’Connor is an “audit committee financial expert” as defined by applicable SEC rules. The Audit Committee met six times during the fiscal year ended December 31, 2008.

Compensation Committee

The Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to Aspect’s Chief Executive Officer’s compensation;

•	determining Aspect’s Chief Executive Officer’s compensation;

•	reviewing and approving, or making recommendations to the Board with respect to, the compensation of Aspect’s other executive officers;

•	overseeing an evaluation of Aspect’s senior executives;

•	overseeing and administering Aspect’s cash and equity incentive plans;

•	reviewing and making recommendations to the Board with respect to director compensation;

•	reviewing and discussing annually with management Aspect’s “Compensation Discussion and Analysis”; and

•	preparing the Compensation Committee report required by SEC rules.

The current members of the Compensation Committee are Mr. Mahoney (Chairman), Mr. Kania and Mr. Keating. The Compensation Committee met three times during the fiscal year ended December 31, 2008.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee’s responsibilities include:

•	identifying individuals qualified to become members of Aspect’s Board;

•	recommending to the Board the persons to be nominated for election as directors and to each of the Board’s committees;

•	reviewing and making recommendations to the Board with respect to management succession planning;

•	developing and recommending to the Board corporate governance principles; and

•	overseeing the evaluation of the Board.

The current members of the Corporate Governance and Nominating Committee are Dr. Stanski (Chairman), Mr. Kania and Mr. Scialli. The Corporate Governance and Nominating Committee met one time during the fiscal year ended December 31, 2008.

In June 2009, the Board created a Special Committee as part of the Agreement dated April 8, 2009 by and between Aspect and First Manhattan to study ways to optimize Aspect’s capital structure and pursue strategic planning. Under the terms of the Agreement, the Special Committee would consider without limitation share repurchases, cost reductions, acquisitions, debt repurchases, debt issuances and debt restructuring and would make recommendations to the full Board with respect to such matters.

Audit Committee Report

Management is responsible for the preparation of the financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Aspect’s independent registered public accounting firm is responsible for conducting an independent audit of the annual financial statements in accordance with United States generally accepted accounting principles and issuing a report on the results of their audit. The Audit Committee is responsible for providing independent, objective oversight of these processes.

In response to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations, management completed the documentation, testing and evaluation of Aspect’s system of internal control over financial reporting for the year ended December 31, 2008. The Audit Committee provided oversight and guidance to management and financial personnel during the testing and evaluation process. In connection with this oversight, both management and the independent registered public accounting firm regularly provided updates to the Audit Committee at Audit Committee meetings. At the conclusion of the process, management presented to the Audit Committee for its review a report on the effectiveness of Aspect’s internal control over financial reporting. The Audit Committee also reviewed the independent registered public accounting firm’s report included in the Annual Report on Form 10-K for the year ended December 31, 2008 related to their audit of the effectiveness of internal control over financial reporting. The Audit Committee will continue to oversee the efforts pertaining to internal control over financial reporting and management’s preparations for the evaluation of internal controls in the fiscal year ending December 31, 2009.

The Audit Committee also reviews, evaluates and discusses with management, internal accounting and financial personnel and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures.

The Audit Committee has reviewed the audited financial statements for the fiscal year ended December 31, 2008, and has discussed these financial statements with management and the independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, our independent registered public accounting firm various communications that our independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), or SAS 61, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. SAS 61 requires the independent registered public accounting firm to discuss with the Audit Committee, among other things, the following:

•

all critical accounting policies and practices used; material alternative treatment within United States Generally Accepted Accounting Principles, or GAAP, that have been discussed with management including the ramification of the alternative treatment as well as the auditors preference; and other material communications between the auditor and management;

•	significant adjustments, management judgment and accounting estimates, significant new accounting policies, and

•	discussion of the independent auditor’s judgments about the quality, not just the acceptability, of Aspect’s accounting principles; and

•	any uncorrected misstatements pertaining to the current period whose effects management believes are immaterial to the financial statements as a whole.

The Audit Committee has received the written disclosures and the letter from Aspect’s independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence.

Based on the review and discussions referred to above, the Audit Committee recommended to Aspect’s board of directors that the audited financial statements be included in Aspect’s Annual Report on Form 10-K for the year ended December 31, 2008.

By the Audit Committee of the Board of Directors

of Aspect Medical Systems, Inc. (1)

John J. O’Connor (Chairman)

David W. Feigal, Jr., M.D

James J. Mahoney, Jr.

(1)	The directors named herein were the members of Aspect’s Audit Committee during the fiscal year ended December 31, 2008. Dr. Feigal resigned from the Board effective immediately prior to the Annual Meeting. The current members of the Audit Committee are Mr. O’Connor (Chairman), Mr. Biro and Mr. Mahoney.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Aspect’s directors, executive officers and the holders of more than 10% of Aspect’s common stock to file with the SEC initial reports of ownership of its common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or

Form 5. Officers, directors and 10% stockholders are required by SEC regulations to furnish Aspect with copies of all Section 16(a) forms they file. Based solely on Aspect’s review of copies of reports filed by the reporting persons furnished to it, or written representations from reporting persons, Aspect believes that during the fiscal year ended December 31, 2008, the reporting persons complied with all Section 16(a) filing requirements, other than with respect to two Forms 4 filed by Mr. Stanski on January 12, 2009 to report purchases of an aggregate of 40,000 shares of common stock made between December 16, 2008 through December 24, 2008 and a Form 4 filed by Mr. Kania on May 29, 2008 to report our grant to Mr. Kania on May 21, 2008 of 2,000 shares of common stock and a stock option to purchase 3,000 shares of common stock.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes Aspect’s executive compensation program for 2008 and program changes for 2009. Aspect uses this program to motivate and reward those individuals whom its Board has selected to lead its business.

Objectives of Our Executive Compensation Program

Program Objectives

The Compensation Committee of Aspect’s Board, which we generally refer to herein as the Committee, oversees our executive compensation program. In this role, the Committee annually reviews and approves all compensation decisions relating to Aspect’s named executive officers. Aspect’s goal is to align executive officers’ compensation with Aspect’s short-term and long-term performance. A significant portion of each executive officer’s total compensation opportunity is directly related to Aspect’s stock price performance as well as to other performance factors measuring Aspect’s progress towards the goals of its long-term strategic plan.

Aspect’s executive compensation program is structured to provide the compensation and incentives needed to attract, motivate and retain key executives that are crucial to its long-term success.

Compensation Principles

Aspect’s Compensation Committee arrives at its executive compensation decisions based in part upon its goal of implementing a compensation program that is built upon specific compensation principles. These principles, and the ways in which the Committee draws upon these principles can be summarized as follows:

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Competitive and Fair Compensation—Aspect’s policy is to provide total compensation that is competitive for comparable work and comparable corporate performance among other public companies in its industry with whom Aspect believes it competes for such executive talent. In addition, the Committee seeks to ensure fairness among the executive management team by motivating and recognizing the contributions each executive makes to Aspect’s success.

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Sustained Performance—The Committee recognizes the importance of improving long-term value and maintaining alignment with shareholders. Therefore, Aspect’s compensation approach is more heavily weighted on long-term incentives. Aspect believes long-term incentives reinforce the focus on sustained performance and provide a link between the executives’ interests and shareholders’ long-term success.

Philosophy

Aspect’s executive compensation philosophy is intended to provide flexible, yet consistent direction and guidance to the Committee to assist in making decisions annually. It is not intended that the philosophy will change dramatically from year to year; however, it may change, where appropriate, as the focus of the business changes.

Compensation Mix

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Fixed versus Variable Compensation—The Committee believes that the attainment of the above objectives requires an appropriate mix of fixed and variable compensation, with an emphasis on variable compensation. The mix between fixed and variable compensation emphasizes Aspect’s goals of providing fair and competitive compensation packages and motivating executives to achieve short- and long-term company objectives.

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Short versus Long-Term Compensation—The Committee seeks to structure a meaningful balance between achieving strong short-term annual results and ensuring long-term viability and success. Therefore, the mix of incentives is reviewed and determined each year by the Committee based on the short- and long-term objectives of the business. In general, Aspect’s compensation approach is more heavily weighted towards long-term incentives that it believes reinforce the focus on sustained performance.

Elements of Total Compensation

Aspect is committed to providing an executive compensation program that helps it attract, motivate and retain highly qualified and experienced executives. The primary elements, purpose and determination factors of the three core elements of the executive compensation program are:

Compensation	Purpose	Determination Factor	Deliverable
Base Salary and Benefits	Recognize the experience, skills, knowledge and responsibilities required of the applicable position and to provide competitive benefits programs.	Individual responsibility and performance, tenure, executive potential, historical compensation, competitive market data, and internal equity.	Base Salary—Fixed cash payments. Benefits—health and welfare insurance and retirement savings programs.

Short-Term Incentive Plan	Create an incentive for the achievement of pre-defined annual corporate and personal objectives.	For target bonus—competitive market data and internal equity. For actual bonus payouts—performance achievement against pre-established financial and individual goals.	Annual variable cash payout.

Long-Term Incentive Plan	Align the interests of executives with shareholders to focus on sustained performance while creating appropriate retention incentives.	Individual position and contribution, market data and trends, ability to execute Aspect’s long-term strategy, internal equity, and Aspect performance.	Annual variable awards of stock options and restricted stock.

In making recommendations regarding executive compensation, the Committee considers competitive market data as further discussed below, and seeks input from the Chief Executive Officer and the Vice President of Human Resources. The Chief Executive Officer, in turn, assesses each executive officer’s contributions to the business and his or her ability to execute on Aspect’s long-term strategy when making any recommendations regarding compensation. The Chief Executive Officer does not participate in the determination of his own compensation.

Short-Term Performance

Base Salary. Base salary is designed to provide a fixed amount of compensation for performing day-to-day responsibilities. Salaries are used to recognize the experience, skills, knowledge and responsibilities required of all Aspect’s employees, including its executives. When establishing base salaries for 2008, the Compensation Committee considered a variety of factors, including:

•	the seniority of the individual;

•	the level of the individual’s responsibility;

•	the ability to replace the individual;

•	the base salary of the individual at his or her prior employment, if applicable;

•	the number of well qualified candidates to assume the individual’s role;

•	compensation for comparable positions in our similarly situated companies in Aspect’s industry; and

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the historical compensation levels of Aspect’s executives and actual corporate and individual performance vis-à-vis the targeted performance criteria and subjective performance criteria discussed above.

In February 2008, the Board approved, upon recommendation of the Compensation Committee, an increase to 2007 base salaries to bring salaries paid to Aspect’s executives up to the 50th percentile of our peer group. The peer group is further discussed below. The Compensation Committee determined not to increase base salaries in 2009.

Annual Incentive Plan. Under the Annual Incentive Plan, Aspect awards cash bonuses for achievement of its short-term financial goals and other strategic objectives measured over the current year. Bonuses are structured to provide competitively based incentives to Aspect’s executives to drive company performance. There are two components to Aspect’s short-term incentive plan:

•	corporate revenue and profit targets, which account for up to 60% of the bonus amount; and

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the achievement of personal performance goals, such as demonstrating effective leadership, successfully completing difficult assignments, demonstrating integrity, teamwork, excellence and accountability, contribution to staff development and retention, contributing to the strategic planning process and the achievement of personal objectives that are aligned with each executive’s individual area of responsibility, which account for up to 40% of the bonus amount.

The individual performance component is based on the personal performance goals established by the Chief Executive Officer at the beginning of each calendar year after consultation with each executive, other than the CEO. The Chief Executive Officer’s individual performance goals are established at the beginning of a calendar year in collaboration with the Compensation Committee. The annual cash bonus incentive program provides a direct link between the executive’s compensation and Aspect’s annual financial performance. The program is designed to provide a competitive payout for appropriate levels of performance achievement, which is in line with Aspect’s compensation philosophy and principles. In addition, the individual performance component recognizes and rewards each executive’s contributions to the success of the business, which is in line with the “fairness” aspect of Aspect’s compensation principles.

In February 2008, the Committee adopted the 2008 Annual Incentive Plan. Under the plan, the portion of each individual executive bonus was calculated by a formula that compares Aspect’s financial performance against the targets that were established for the year. Depending on the executive’s job function, the target bonus that an executive was eligible to receive under the 2008 Annual Incentive Plan (the “2008 Plan”) ranged between 41% and 75% of his or her then annual base salary when 100% of the corporate plan for both product revenue and profit targets (before bonus and tax), for the year and all individual performance goals were achieved. The table below shows for 2008 (i) the target award as a percentage of base salary assuming achievement of 100% of the corporate plan for revenue and profits and individual performance goals, (ii) actual payouts, based upon the Committee’s assessment of the degree to which corporate and individual performance objectives had been achieved, and (iii) payouts as a percentage of the target level for each of Aspect’s named executive officers:

Name	Target Incentive Compensation as a Percentage of Base Salary	2008 Incentive Compensation Award ($)	2008 Incentive Compensation Award as a Percentage of Target (%)
Nassib G. Chamoun	75%	207,188	85%
Michael Falvey (1)	60%	121,355	85%
William Floyd	75%	133,647	85%
Scott D. Kelley, M.D.	41%	94,886	85%
John Coolidge	60%	102,153	85%

(1)	Michael Falvey resigned from Aspect effective December 31, 2008.

Each executive achieved 100% of his individual performance goals and 45% of the corporate financial goals were achieved, which would have resulted in a payout of 45% of the target bonus amount for each executive. The Committee in its discretion, however, determined to pay each executive 85% of his target bonus amount after considering the following three important business initiatives:

Sales Force Expansion—In 2008, after Aspect had set revenue and profit targets under the 2008 Plan, it decided to expand the size of its sales force. The costs associated with the sales force expansion had a significant impact on Aspect’s profitability. The Committee recommended that these expenses be excluded when assessing Aspect’s financial performance for the purpose of determining bonus payouts;

Sales Retention Program—On March 13, 2008, the New England Journal of Medicine published an article that compared BIS monitoring to an anesthetic regimen based on predetermined dosing levels of volatile anesthetics as a means of reducing the risk of anesthetic awareness. The authors concluded that the study did not support routine BIS monitoring as part of standard practice. Aspect management was concerned that the article could have a potential negative effect on the selling environment and a potential loss of key sales personnel. As a result, Aspect implemented a sales retention program that provided to members of its sales force cash incentives both six months and a year after the article’s release. The Committee recommended that these expenses be included when assessing Aspect’s financial performance for the purpose of determining the actual bonus payouts; and

Reduction in Force—During the 2009 planning process, it was clear that several expenses needed to be reduced or eliminated in order to protect Aspect’s profitability. Unfortunately, a reduction to Aspect’s workforce was part of those efforts. Considerable time was spent discussing the timing of the staff reductions and it was determined that, in the best interests of Aspect, these reductions would take place in December rather than delay them until January 2009. The expenses associated with the staff reductions affected Aspect’s profitability in the fourth quarter of 2008. The Committee recommended that these costs be excluded when assessing Aspect’s financial performance for the purpose of determining the actual bonus payouts.

In February 2009, the Committee adopted the 2009 Annual Incentive Plan (“the 2009 Plan”). In an effort to reduce expenses and drive effective spending behaviors, the Committee recommended, and the Board adopted, two significant changes to the 2009 Plan. First, as part of Aspect’s cost reduction efforts, the 2009 target payouts were reduced such that upon achievement of 100% of both Aspect’s revenue and profit targets for 2009, participants would receive only 67% of their targeted annual bonus. Second, in prior years, the annual incentive plan gave equal weighting to both revenue and profit achievements. The 2009 Plan will place a 33% weighting on revenue goals and 67% on profit goals to focus on “bottom line” results. In September 2009, upon the recommendation of the Committee, the Board further amended the 2009 Plan to provide that upon achievement of 100% of both the revenue and profit target for 2009, participants will receive 100% of their targeted annual bonus.

Long-Term Performance

Aspect currently utilizes two long-term incentive instruments: stock options and restricted stock, which are intended to provide alignment with the interests of the shareholders. Stock options and restricted stock encourage executives to focus on share price appreciation and Aspect’s success the long term, while the service-based restrictions serve as a retention tool. The mix of stock options versus restricted stock is determined annually by the Committee based on the needs of the business, including such factors as the business strategy and objectives, corporate governance, retention and dilution requirements. Currently for 2008, the mix of long-term incentive compensation for our named executive officers is 50 percent in stock options and 50 percent in restricted stock. Because almost all previously awarded stock options were significantly underwater, these options offered Aspect’s executive officers very little value in terms of executive retention and incentives. Aspect believed a blend of both stock options and restricted stock better align the interests of its executives with those of its shareholders.

Each element of compensation outlined above is considered both individually and collectively when considering compensation adjustments. In addition, the Committee may apply discretion in determining the specific compensation levels of individual executives. The Committee evaluates compensation programs annually in light of the evolving business strategies and plans of Aspect and seeks to ensure the compensation programs align with shareholder interests and current market trends.

Competitive Positioning

Competitive Market Defined

Aspect has retained Pearl Meyers & Partners as an independent consultant to help management and the Committee design the appropriate mix of compensation and the amount of compensation and to evaluate proposed compensation. The Committee relies on Pearl Meyers to annually review and develop a set of appropriate comparator firms called the “peer group” and to identify and use industry-specific compensation survey sources. The Committee uses this combination of peer group analyses and industry-specific compensation surveys to identify competitive market compensation practices for base salaries, short and long-term incentives and Aspect’s overall competitive position. The Committee believes the most relevant talent pool for its executives is specialty medical device and diagnostic companies of similar size in terms of revenue and market capitalization. Companies that meet at least two or more of the selection criteria are included in the peer group.

The Committee reviews the peer group every year in order to maintain its appropriateness for compensation comparison purposes. In addition, the Committee reviews and validates the selection criteria every year to ensure it is in line with Aspect’s business strategies. For 2008, these companies represented Aspect’s peer group:

Abaxis, Inc.	Cardiac Science Corp.	Masimo Corp.	Palomar Medical Technologies Inc
Abiomed Inc.	Cerus Corp.	Micrus Endovascular Corp.	Possis Medical Inc.
AngioDynamics Inc.	Cyberonics Inc.	Natus Medical Inc.	Spectranetics Corp.
Candela Corp.	HealthTronics Inc.	NeuroMetrix Inc.	Zoll Medical Corp.

In addition, the Committee also reviews the survey source(s) used for corporate and group positions annually to ensure they appropriately represent size-specific, specialty medical device and diagnostics companies and provide reasonable and reliable compensation data.

Positioning of Compensation

It is Aspect’s policy to provide total compensation that is competitive for comparable work and comparable corporate performance among its peer group. Aspect’s general executive compensation competitive targeting strategy is to pay each executive officer total direct compensation at the 75th percentile of its peer group companies’ total direct compensation levels. Aspect targets base salary to be at the 50th percentile of its peer group companies’ total direct compensation levels. Aspect targets base salary plus short-term incentive plan payments to be at the 65th percentile of its peer group companies’ total cash compensation levels. Finally, Aspect targets the sum of base salary, short-term incentive plan payments and long-term incentive plan payments to be at the 75th percentile of its peer group companies’ total direct compensation levels.

Actual pay levels can be above or below targeted levels depending on factors such as individual and company performance, tenure and executive potential. In general, the Committee desires to reward executives equitably from both a market perspective and internally, but reserves the right to use discretion to deviate when necessary to recruit executives and/or retain the right executive talent.

Individual performance criteria vary for each executive based on his business group or area of responsibility, and may include:

•	achievement of the operating budget for Aspect as a whole or of a business group of Aspect;

•	ability to identify and hire consistently high performing employees, and to train them to contribute to Aspect’s long-term success;

•	continued innovation in development and commercialization of Aspect’s technology;

•	timely development, regulatory approval and commercial introduction of new products or processes or expanded uses of existing products;

•	development and implementation of successful marketing and commercialization strategies; and

•	implementation of financing strategies and establishment of strategic development alliances with third parties.

Subjective performance criteria include:

•	an executive’s ability to motivate, develop and challenge others;

•	the development of skills necessary to grow as Aspect’s business matures;

•	the ability to recognize and pursue new business opportunities;

•	the ability to initiate programs to enhance Aspect’s growth and success; and

•	the consistent demonstration of shared corporate values.

Other Executive Compensation Programs and Policies

Other Employee Benefits

Executives are eligible to participate in all of the current benefit plans, in each case on the same basis as other employees, including health and dental insurance, life and disability insurance and eligibility to participate in Aspect’s 401(k) plan and an employee stock purchase plan.

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Health and Welfare Benefits—Aspect recognizes that its greatest resource are its employees, and therefore believe that it is appropriate to offer comprehensive and affordable health and welfare benefits to all employees and their eligible family members. Benefits in this category include medical, dental and vision insurance, disability coverage and life insurance.

•	Retirement Benefits—Aspect believes that its 401(k) savings plan assists executives in preparing for retirement and are essential to attract and retain senior talent.

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Employee Stock Purchase Plan—Aspect believes in the concept of “own the business” and it is important to provide a program that helps link compensation to the value created for the shareholders including its employees, who own the business.

Aspect does not provide any supplemental benefits or perquisites to its executive officers, with the exception of a company automobile lease for the Chief Executive Officer.

Change in Control Benefits

Pursuant to the terms of Aspect’s stock incentive plans, in the event of a change of control in which stock options are assumed or substituted all unvested stock options held by its executive officers will be assumed or equivalent options will be substituted by the acquiring corporation and such awards will become exercisable in full, and all restricted stock awards will become free and clear of all restrictions and conditions, upon the earlier of (1) the executive’s termination without cause by the successor corporation or for good reason by the executive, or (2) one year after such change in control, in the case of our chief executive officer, and 15 months after such change in control, in the case of our other executive officers. This is a so-called “double trigger” change of control arrangement because it provides for change of control benefits only in the event of a change in control, the first trigger, followed by the earlier of the termination of the executive or the passage of a specified period of time, the second trigger.

On September 24, 2008, Aspect implemented the Key Employee Change in Control Severance Benefits Plan. This plan, which was restated in September 2009 (as restated, the “Severance Benefits Plan”), was established to offer additional protection in the form of cash severance compensation and continuation of health and welfare benefits for Aspect’s named executive officers. As described earlier in the Compensation Discussion and Analysis, the March 2008 release of the New England Journal of Medicine article had an immediate adverse impact on Aspect’s business. During the months following the article’s release, employees became increasingly concerned about job security and the potential corporate actions that could transpire. Aspect implemented a program designed to minimize these distractions and potential turnover caused by the dramatic downturn in its stock price. The Committee believes that the severance benefits payable under these severance arrangements in connection with a change of control align executive and shareholder interests by enabling the executive officers to consider corporate transactions that are in the best interests of Aspect’s shareholders without undue concern over whether the transactions may jeopardize the officers’ own employment.

Aspect has determined to provide for these change of control benefits because it recognizes that, as is the case with many publicly-held corporations, the possibility of a change in control of Aspect exists and such possibility, and the uncertainty and questions which it may raise among Aspect’s executive officers, could result in the departure or distraction of executive officers to the detriment of Aspect and its shareholders. Aspect believes a “double trigger” maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs. Aspect believes that this plan is reasonable when compared with similar arrangements adopted by other companies in its industry that are of similar size.

Aspect does not consider specific amounts payable under these arrangements when establishing annual compensation. Aspect does believe, however, that these arrangements are necessary to offer compensation packages that are competitive.

For a further discussion of the terms of the Severance Benefits Plan see “Potential Payments Upon a Change in Control” below. The Severance Benefits Plan is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Aspect with the SEC on September 28, 2009.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to Aspect’s chief executive officer and its other three named executive officers (other than the chief financial officer) whose compensation is required to be disclosed to its stockholders under the Exchange Act by reason of being among Aspect’s most highly compensated officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. Aspect periodically reviews the potential consequences of Section 162(m), and it generally intends to structure the performance-based portion of its executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible. However, the Compensation Committee may, in its judgment, authorize compensation payments that do not qualify for the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent. Aspect does not currently have stock ownership or disposition guidelines in place for its executives, nor does it currently seek tax deductibility of performance-based compensation payouts above $1.0 million for the short-term incentive plan under Internal Revenue Code’s section 162(m).

Aspect accounts for equity compensation paid to its employees under the rules of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, referred to as SFAS No. 123(R), which requires it to measure and recognize compensation expense in its financial statements for all share-based payments based upon an estimate of their fair value over the service period of the award. Aspect records cash compensation as an expense at the time the obligation is accrued. Aspect’s Compensation Committee generally assesses the accounting impact of restricted stock grants and option awards to its executives, but has not historically factored such impact into the nature or size of such awards.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Aspect’s proxy statement on Schedule 14A.

By the Compensation Committee of the Board of Directors of

Aspect Medical Systems, Inc. (1)

Edwin M. Kania, Jr. (Chairman)

Michael A. Esposito (1)

Donald R. Stanski, M.D.

(1)	The directors named herein were the members of Aspect’s Compensation Committee during the fiscal year ended December 31, 2008. Mr. Esposito did not stand for re-election at the 2009 Annual Meeting. The current members of the Compensation Committee are Mr. Mahoney (Chairman), Mr. Kania and Mr. Keating.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the fiscal year ended December 31, 2008 were Mr. Kania (Chairman), Mr. Esposito and Dr. Stanski. No member of such Compensation Committee was at any time during the fiscal year ended December 31, 2008, or formerly, an officer or employee of Aspect or any subsidiary of Aspect. No member of such Compensation Committee had any relationship with Aspect during the fiscal year ended December 31, 2008 requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

None of Aspect’s executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of such Compensation Committee.

Summary Compensation Table

The table below summarizes information regarding compensation earned by Aspect’s named executive officers for the years ended December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation ($)		Total ($)
Nassib G. Chamoun Chief Executive Officer and President	2008 2007 2006	325,000 281,216 270,400	— 30,000 —	(5)	280,762 226,037 74,591	461,192 581,411 555,021	207,188 185,603 131,820	20,201 19,626 17,890	(6) (6) (6)	1,294,343 1,323,893 1,049,722

Michael Falvey Vice President, Chief Financial Officer and Secretary	2008 2007 2006	237,950 228,800 220,000	— 22,300 —	(5)	106,452 87,512 24,664	211,169 361,146 337,333	121,355 120,806 85,800	340,078 6,750 6,600	(7) (8) (8)	1,017,004 827,314 674,397

William Floyd Vice President of Sales and Marketing	2008 2007 2006	225,000 208,100 200,096	— 23,100 —	(5)	118,765 87,512 24,664	158,778 211,410 216,709	133,647 150,165 143,702	6,900 6,750 6,600	(8) (8) (8)	643,090 687,037 591,771

Scott D. Kelley, M.D. Vice President and Medical Director	2008 2007 2006	272,270 261,797 244,227	— 22,500 —	(5)	106,452 87,512 24,664	158,778 206,547 204,586	94,886 94,456 76,296	6,900 6,750 6,600	(8) (8) (8)	639,286 679,562 556,373

John Coolidge Vice President of Manufacturing	2008	200,300	42,968	(4)	106,452	158,778	102,153	6,900	(8)	617,551

(1)	The amounts included in the “Stock Awards” column represents the compensation cost Aspect recognized in 2008, 2007 and 2006 related to all outstanding restricted stock awards as described in SFAS No. 123(R). For a discussion of the valuation assumptions, see Note 10 to Aspect’s consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008.

(2)	The amounts included in the “Options Awards” column represents the compensation cost Aspect recognized in 2008, 2007 and 2006 related to all outstanding stock option awards as described in SFAS No. 123(R). For a discussion of the valuation assumptions, see Note 10 to Aspect’s consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2008.

(3)	The amounts included in the “Non-Equity Incentive Plan Compensation” column consist of amounts earned by the named executive officer under the 2008 Plan, which were paid in February 2009, with the exception of Mr. Floyd’s bonus of which $32,709 was paid throughout the quarters in 2008.

(4)	Represents a relocation bonus paid to Mr. Coolidge.

(5)	Represents a one-time bonus for a 2007 base market adjustment for the executive team.

(6)	Includes $12,296 in car lease payments Aspect paid on behalf of Mr. Chamoun, $6,900 paid to match his 401(k) contributions and approximately $1,000 paid for insurance. In 2007, Aspect paid approximately $11,871 in car lease payments, $6,750 to match his 401(k) contributions and approximately $1,000 for insurance. In 2006, Aspect paid approximately $10,285 in car lease payments, $6,600 to match his 401(k) contributions and approximately $1,000 for insurance.

(7)	Mr. Falvey resigned from his positions at Aspect effective December 31, 2008. This amount includes a lump sum severance payment of $237,950 paid to Mr. Falvey in January 2009 and a severance bonus payment of $95,228 to be paid in two lump sums as follows (a) $75,228 paid following execution of the severance agreement between Aspect and Mr. Falvey, dated January 5, 2009, effective December 31, 2008 and, (b) $20,000 paid following the execution of the release of claims which he is required to execute on or after April 1, 2009 but no later than April 22, 2009. This amount also includes $6,900 paid to match his 401(k) contribution.

(8)	Consists of amounts Aspect paid to match such named executive officer’s 401(k) contributions in 2008, 2007 and 2006.

Grants of Plan-Based Awards

The table below sets forth information concerning grants of compensation in the form of plan-based awards made to the named executive officers during the fiscal year ended December 31, 2008.

Name	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)
Nassib G. Chamoun	2/12/2008 2/12/2008 n/a	— — 0	— — 243,750	— — 365,625	— 22,222	55,556 —	11.82 0.01 —	307,780 262,664 —

Michael Falvey	2/12/2008 2/12/2008 n/a	— — 0	— — 142,770	— — 214,155	— 7,692 —	19,231 — —	11.82 0.01 —	106,540 90,919 —

William Floyd	2/12/2008 2/12/2008 n/a	— — 0	— — 168,750	— — 253,125	— 12,692 —	19,231 — —	11.82 0.01 —	106,540 150,019 —

Scott D. Kelley, M.D.	2/12/2008 2/12/2008 n/a	— — 0	— — 111,631	— — 167,447	— 7,692 —	19,231 — —	11.82 0.01 —	106,540 90,919 —

John Coolidge	2/12/2008 2/12/2008 n/a	— — 0	— — 120,180	— — 180,270	— 7,692 —	19,231 — —	11.82 0.01 —	106,540 90,919 —

(1)	Represents amounts payable under Aspect’s 2008 Annual Bonus Plan.

(2)	Represents restricted stock awards granted under Aspect’s 2001 Stock Incentive Plan, as amended.

(3)	Aspect granted these stock options on February 12, 2008 under our 2001 Stock Incentive Plan, as amended, with the exception of the grant to Mr. Chamoun which was granted from our 1998 Stock Incentive Plan, as amended. These stock options become exercisable as to one-eighth of the shares of common stock underlying each option six months after the date of grant, with the remaining seven-eighths becoming exercisable in equal monthly installments thereafter over a forty-two month period. Each option has an exercise price equal to the closing price of Aspect’s common stock on the date of grant as reported on the Nasdaq Global Market.

(4)	Represents the grant date fair value of each award computed in accordance with SFAS No. 123(R).

All stock option grants referenced in the foregoing table vest ratably on a monthly basis over a four-year period beginning on the last day of each month. Aspect’s right to repurchase shares pursuant to restricted stock awards granted in 2008 lapses as to 100% of the shares four years from the date the shares were issued.

Pursuant to the terms of Aspect’s stock incentive plans, in the event of a change in control all then-unexercisable stock options held by its executive officers will be assumed or equivalent options will be substituted by the acquiring corporation and such options will become exercisable in full, and all restricted stock awards will become free and clear of all restrictions and conditions, upon the earlier of (1) the executive’s termination without cause by the successor corporation or for good reason by the executive, or (2) one year after such change in control, in the case of Aspect’s chief executive officer, and 15 months after such change in control, in the case of Aspect’s other executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding unexercised stock options and unvested restricted stock held by the named executive officers as of December 31, 2008.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Nassib G. Chamoun	50,000		10.20	10/5/2009	(1)	61,243	208,839
	50,000		23.63	7/12/2010	(2)
	25,000		11.69	2/21/2011	(3)
	75,000		10.00	1/1/2012	(4)
	5,000		3.85	7/5/2012	(5)
	14,537		3.68	1/24/2013	(6)
	100,000		15.66	2/4/2014	(7)
	75,000		20.61	2/17/2015	(8)
	33,750	11,250	29.25	2/14/2016	(9)
	15,000	15,000	16.15	2/28/2017	(10)
	10,417	45,139	11.82	2/12/2018	(11)

Michael Falvey	125,000		14.91	4/2/2014	(12)
	22,500		20.61	2/17/2015	(8)
	12,657		29.25	2/14/2016	(9)
	6,250		16.15	2/28/2017	(10)
	3,606		11.82	2/12/2018	(11)

William Floyd	26,000		12.50	5/28/2011	(13)	28,785	98,157
	2,604		10.00	1/1/2012	(4)
	3,646		3.85	7/5/2012	(5)
	9,479		3.26	9/12/2012	(14)
	4,640		3.68	1/24/2013	(6)
	11,250		10.12	10/10/2013	(15)
	30,000		15.66	2/4/2014	(7)
	22,500		20.61	2/17/2015	(8)
	12,657	4,218	29.25	2/14/2016	(9)
	6,250	6,250	16.15	2/28/2017	(10)
	3,606	15,625	11.82	2/12/2018	(11)

Scott D. Kelley, M.D.	75,000		23.63	7/12/2010	(2)	23,785	81,107
	15,000		8.56	11/27/2010	(17)
	13,433		12.50	5/28/2011	(13)
	25,000		10.00	1/1/2012	(4)
	12,500		3.85	7/5/2012	(5)
	6,875		3.26	9/12/2012	(14)
	7,028		3.68	1/24/2013	(6)
	13,125		10.12	10/10/2013	(15)
	30,000		15.66	2/4/2014	(7)
	22,500		20.61	2/17/2015	(8)
	12,657	4,218	29.25	2/14/2016	(9)
	6,250	6,250	16.15	2/28/2017	(10)
	3,606	15,625	11.82	2/12/2018	(11)

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
John Coolidge	1,875		10.00	1/22/2012	(16)	23,785	81,107
	1,875		3.85	7/5/2012	(5)
	4,687		3.68	1/24/2013	(6)
	20,113		15.66	2/4/2014	(7)
	22,500		20.61	2/17/2015	(8)
	12,657	4,218	29.25	2/14/2016	(9)
	6,250	6,250	16.15	2/28/2017	(10)
	3,606	15,625	11.82	2/12/2018	(11)

(1)	Option vests over 48 months at a rate of 1/48th per month, beginning June 30, 1999.

(2)	Option vests over 48 months at a rate of 1/48th per month, beginning July 1, 2000.

(3)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2001.

(4)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2002.

(5)	Option vests over 48 months at a rate of 1/48th per month, beginning July 1, 2002.

(6)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2003.

(7)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2004.

(8)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2005.

(9)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2006.

(10)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2007.

(11)	Option vests over 48 months at a rate of 1/48th per month, beginning March 1, 2008.

(12)	Option vests over 48 months at a rate of 1/48th per month, beginning April 1, 2004.

(13)	Option vests over 48 months at a rate of 1/48th per month, beginning June 1, 2001.

(14)	Option vests over 48 months at a rate of 1/48th per month, beginning September 12, 2002.

(15)	Option vests over 48 months at a rate of 1/48th per month, beginning November 1, 2003.

(16)	Option vests over 48 months at a rate of 1/48th per month, beginning January 1, 2002.

Option Exercises and Stock Vested

The following table shows amounts received by the named executive officers upon exercise of stock options and vesting of restricted stock during 2008.

	Options Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Nassib G. Chamoun	32,647	46,971	4,583	46,367
Michael Falvey	—	—	1,563	16,151
William Floyd	—	—	1,563	16,151
Scott D. Kelley, M.D.	—	—	1,563	16,151
John Coolidge	—	—	1,563	16,151

(1)	Represents the difference between the exercise price and the fair market value of Aspect’s common stock on the date of exercise.

(2)	The value realized on vesting of restricted stock awards is determined by multiplying the number of shares that vested by the fair market value of Aspect’s common stock on the vesting date.

Potential Payments Upon Termination or Change in Control

Cash Severance and Benefit Continuation

Pursuant to the terms of the Severance Benefit Plan, in the event that a named executive officer’s employment with Aspect or any successor is terminated by such named executive officer for good reason, or by Aspect or any successor without cause, within one month prior to (at the request of a party that has taken steps reasonably calculated to effect a change in control), or 12 months after, a change in control, the named executive officer will be entitled to receive:

•

a lump sum payment equal to the named executive officer’s annual base salary plus the average of the named executive officer’s last three annual bonuses multiplied by a severance multiple, which severance multiple is two for the chief executive officer and founder chairman of the Board and 1.25 for each of the other named executive officers (provided that with respect to the chief financial officer, the bonus-based severance calculation will take into account bonus payments made to the person serving as the chief financial officer at the time the last three annual bonuses were paid);

•

a lump sum payment equal to the named executive officer’s target bonus for the year in which such named executive officer is terminated, which amount is pro rated for the number of days in the year preceding the named executive officer’s termination;

•

continued health insurance coverage, in the case of the chief executive office and founder chairman of the Board, for 24 months following termination and, in the case of the other named executive officers, for 15 months following termination.

Equity

The 1998 Stock Incentive Plan, as amended and 2001 Stock Incentive Plan, as amended, provide for full acceleration of all unvested stock options and restricted shares upon an employment termination within a specified period of time following a change in control in which options are assumed or substituted. Pursuant to the Merger Agreement, upon the Merger, all options held by the named executive officers will become fully vested and be cancelled and the holders of each such option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the Offer Price ($12.00) over the exercise price per share of Aspect common stock subject to such option and (b) the number of shares of Aspect common stock subject to such option, immediately prior to the completion of the Merger, without interest and less any required withholding taxes. If the exercise price of any option equals or exceeds the amount of the Offer Price ($12.00), the option will be cancelled as of the completion of the Merger without payment of additional consideration, and all rights with respect to such option will terminate as of the completion of the Merger. The Merger Agreement provides that each share of outstanding restricted Aspect common stock held by the named executive officers will become fully vested and all restrictions and conditions applicable thereto shall terminate and such restricted stock will be exchanged for an amount in cash equal to the product of (a) the Offer Price ($12.00) and (b) the number of shares of restricted stock, without interest and less any required withholding taxes.

Treatment of Parachute Payments

The Severance Benefits Plan provides that in the event that a named executive officer becomes entitled to payments and/or benefits or any other amounts in the nature of compensation as a result of a change in control that would be subject (in whole or part) to the excise tax (the “Excise Tax”) imposed under section 4999 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the “Code”), the total payments shall be reduced, to the extent necessary so that no portion of the total payments is subject to the Excise Tax. This reduction shall only occur if (i) the net present value of such total payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced total payments) is greater than or equal to (ii) the net present value of such total payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such total payments and the amount of Excise Tax to which an named executive officer would be subject in respect of such unreduced total payments). Based upon the total payments potentially payable to each executive officer assuming a termination on September 30, 2009 without cause or for good reason in connection with a change in control (as described in the table below), none of such total payments will be subject to such reduction.

The following table sets forth information concerning payments payable to each of our named executive officers assuming a termination without cause or for good reason in connection with a change in control. These amounts are calculated on the assumption that the employment termination took place on September 30, 2009.

Name	Cash Severance (1)	Pro-rata Bonus (2)	Market Value of Equity (3)	Benefit Continuation (4)	Total
Nassib G. Chamoun	$1,019,740	$182,813	$1,903,916	$34,798	$3,141,267
William Floyd	473,085	126,563	802,223	20,980	1,422,851
Scott D. Kelley, M.D.	455,187	83,723	926,402	20,980	1,486,292
John Coolidge	364,878	90,135	637,763	20,980	1,113,756

(1)	Cash Severance reflects, for Mr. Chamoun, a cash severance payment equal to two times base salary plus a bonus equal to the average sum of the actual bonuses paid over the last three years and, for all other named executive officers, a cash severance payment equal to 1.25 times base salary plus a bonus equal to the average sum of the actual bonuses paid over the last three years. Cash Severance does not include a special bonus payment of $90,000 to be paid to Mr. Chamoun immediately after the effective time of the Merger, which payment was approved by the Board on September 27, 2009 upon the recommendation of the Committee and which represents the difference between the exercise price of certain stock options held by Mr. Chamoun that expired unexercised on October 5, 2009 and the Offer Price ($12.00).

(2)	Pro-rata Bonus reflects a pro-rata bonus as of September 30, 2009 and assumes each named executive officer achieved 100% of his target bonus award opportunity.

(3)	Market Value of Equity amounts is not contingent upon termination of employment. Market Value of Equity is based upon the Offer Price of $12.00 per share and reflects the value of all options and all unvested shares of restricted stock. As further described above, pursuant to the Merger Agreement, all outstanding stock options will become exercisable in full and all restrictions and conditions on all unvested restricted stock will be deemed terminated or satisfied.

(4)	Benefits Continuation represents 24 months (CEO) and 15 months (all other named executive officers) of medical and dental benefits continuation.

Compensation of Directors

Aspect reimburses its non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board. Non-employee directors also receive:

•	a $15,000 annual retainer;

•	a $10,000 annual retainer for service as Chairman;

•	a $10,000 annual retainer for service as chair of the Audit Committee;

•	a $6,000 annual retainer for service as chair of the Compensation Committee;

•	a $4,000 annual retainer for service as chair of the Corporate Governance and Nominating Committee;

•	$1,500 for each Board meeting attended in person;

•	$500 for each Board meeting attended by telephone;

•	$1,000 for each meeting of the Audit Committee, Compensation Committee or Corporate Governance and Nominating Committee attended in person; and

•	$500 for each meeting of the Audit Committee, Compensation Committee or Corporate Governance and Nominating Committee attended by telephone.

In addition, members of the Special Committee receive $1,000 for each meeting of the Special Committee attended in person and $500 for each meeting of the Special Committee attended by telephone.

No director who also serves as an employee receives compensation for services rendered as a director. Aspect has seven non-employee directors on its Board: Mr. Biro, Mr. Kania, Mr. Keating, Mr. Mahoney, Mr. O’Connor, Mr. Scialli and Dr. Stanski.

In addition, Aspect’s non-employee directors are eligible to receive non-statutory stock options, restricted stock and other stock-based awards under its Amended and Restated 1998 Director Equity Incentive Plan (the “1998 restated director plan”). Aspect’s 1998 restated director plan was initially adopted by its Board and stockholders in February 1998, was amended in December 1999 to increase the number of shares of common stock authorized under the plan from 100,000 to 200,000 shares and was amended and restated in May 2005 to (i) increase the number of shares of common stock authorized under the plan from 200,000 to 350,000 shares, (ii) permit restricted stock grants, and (iii) provide for automatic awards of a fixed number of options upon initial election and subsequent re-election to Aspect’s Board and, in lieu of such automatic awards, permit the Board discretion in determining the timing, type of award and number of shares issuable pursuant to awards granted under this plan.

Pursuant to the 1998 restated director plan, each non-employee director, on the date of his or her election to the board of directors, is eligible to receive (i) a non-statutory stock option to purchase 10,000 shares of Aspect’s common stock, which Aspect refers to as an initial option, and (ii) a restricted stock award to purchase 5,000 shares of Aspect’s common stock, which Aspect refers to as the initial restricted stock award. The initial option is exercisable as to 50% of the shares underlying such initial option immediately upon such director’s initial election and the remainder becomes exercisable in equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the holder of the initial option continues to serve as a director on each such anniversary of the grant date. Aspect has a right of repurchase with respect to the shares of common stock subject to the initial restricted stock award, which right of repurchase lapses as to one-third of the shares on each of the first, second and third anniversaries of the date of grant, provided that the holder of the initial restricted stock award continues to serve as a director on each such anniversary of the grant date.

Additionally, pursuant to Aspect’s 1998 restated director plan, each non-employee director serving as a director on the date of Aspect’s 2009 annual meeting of stockholders (provided that such director has served as a director for at least six months prior to such annual meeting), received (i) a non-statutory stock option to purchase 4,000 shares of common stock, which Aspect refers to as an annual option, and, together with an initial option, a director option and (ii) a restricted stock award to purchase 4,500 shares of common stock, which Aspect refers to as an annual restricted stock award, and, together with an initial restricted stock award, a director restricted stock award. The annual option is exercisable in equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the holder of the annual option continues to serve as a director on each such anniversary of the grant date. Aspect has a right of repurchase with respect to the shares of common stock subject to the annual restricted stock award, which right of repurchase lapses as to one-third of the shares on each of the first, second and third anniversaries of the date of grant, provided that the holder of the annual restricted stock award continues to serve as a director on each such anniversary of the grant date. In addition, in connection with Mr. O’Connor’s appointment to serve as Chairman of the Board in April 2009, the Board granted to Mr. O’Connor a non-statutory stock option to purchase 4,000 shares of common stock at an exercise price equal to the closing price of Aspect’s common stock on the date of grant. The option is exercisable in equal annual installments on the first, second and third anniversary of the date of grant, subject to Mr. O’Connor’s continued service as a director.

The following table summarizes the compensation of each of Aspect’s directors for the year ended December 31, 2008.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)	Option Awards ($) (3)(4)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Michael A. Esposito (5)	25,750	33,605	21,714	—		—	81,069
David W. Feigal, Jr., M.D. (6)	22,750	27,801	18,678	—		—	69,229
Edwin M. Kania, Jr.	30,250	27,801	33,332	—		—	91,383
James J. Mahoney, Jr.	38,750	27,801	33,332	—		—	99,883
John J. O’Connor	37,250	33,605	21,714	—		—	92,569
Donald R. Stanski, M.D.	28,250	27,801	33,332	—		—	89,383
Boudewijn L.P.M. Bollen (7)	—	30,845	138,209	29,400	(8)	—	169,054
J. Breckenridge Eagle (9)	—	123,272	185,783	85,085	(10)	—	309,055

(1)	These amounts reflect compensation cost recognized by Aspect in 2008 for a portion of the current and prior year restricted stock awards to directors as described in SFAS No. 123R. For a discussion of the valuation assumptions, see Note 10 to Aspect’s consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2008.

(2)	All stock awards referenced had a purchase price of $0.01 per share.

(3)	These amounts reflect compensation cost recognized by Aspect in 2008 for a portion of the current and prior year stock option awards to directors as described in SFAS No. 123R. For a discussion of the valuation assumptions, see Note 10 to Aspect’s consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2008.

(4)	All option awards referenced were granted with an exercise price equal to the closing price of Aspect’s common stock on the Nasdaq Global Market on the date of grant.

(5)	Mr. Esposito did not stand for re-election as a director at the 2009 Annual Meeting of Stockholders.

(6)	Dr. Feigal resigned as Aspect’s director, effective immediately prior to the 2009 Annual Meeting.

(7)	Mr. Bollen resigned as Aspect’s director, effective immediately prior to the Annual Meeting.

(8)	Represents commission payment to Mr. Bollen.

(9)	Mr. Eagle is an employee of Aspect and also serves as Founder Chairman of the Board.

(10)	Represents bonus pursuant to the 2008 Annual Bonus Plan.

The following table shows the aggregate number of outstanding stock options and unvested shares of restricted stock held by each of Aspect’s directors as of December 31, 2008:

Name	Stock Options (#)	Unvested Shares of Restricted Stock (#)
Michael A. Esposito	14,000	5,833
David W. Feigal, Jr.	29,000	5,833
Edwin M. Kania, Jr.	29,000	5,499
James J. Mahoney, Jr.	28,500	5,499
John J. O’Connor	14,000	5,833
Donald R. Stanski, M.D.	46,500	5,499
Boudewijn L.P.M. Bollen	104,250	4,593
J. Breckenridge Eagle (1)	200,204	27,655

(1)	Mr. Eagle is an employee of Aspect and also serves as Founder Chairman of the Board.

Policies and Procedures for Related Party Transactions

In accordance with the terms of the charter of Aspect’s Audit Committee, the Audit Committee is required to review all related person transactions on an ongoing basis and all such transactions must be approved by the Audit Committee. A related person transaction, as defined in Item 404(a) of Regulation S-K is any transaction, arrangement or relationship in which Aspect is a participant, the amount involved exceeds $120,000, and one of its executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom Aspect refers to as a “related person,” has a direct or indirect material interest.

Aspect has also adopted a policy providing that all material transactions between it and its officers, directors and other affiliates must be:

•	approved by a majority of the members of its Board and by a majority of the disinterested members of its Board; and

•	on terms no less favorable to Aspect than could be obtained from unaffiliated third parties.

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004 Tel 212-902-1000 | Fax 212-902-3000	ANNEX II

PERSONAL AND CONFIDENTIAL

September 27, 2009

Board of Directors

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Aspect Medical Systems, Inc. (the “Company”) (other than Covidien Public Limited Company (“Covidien”) and its affiliates) of the $12.00 per Share in cash proposed to be paid to the holders of Shares (other than Covidien and its affiliates) pursuant to the Agreement and Plan of Merger, dated as of September 27, 2009 (the “Agreement”), by and among United States Surgical Corporation (“Parent”), an indirect, wholly owned subsidiary of Covidien, Transformer Delaware Corp. (“Purchaser”), a wholly owned subsidiary of Parent, and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $12.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held in the treasury of the Company or owned by any wholly owned subsidiary of the Company, by Parent, by Purchaser or any other wholly owned subsidiary of Parent or any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $12.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Covidien and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in

II-1

Board of Directors

Aspect Medical Systems, Inc.

September 27, 2009

Page Two

connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as sole book manager and sole initial purchaser of the private placement of the Company’s 2.50% Convertible Senior Notes due June 2014 (“Convertible Notes”) (aggregate principal amount of $125,000,000) in June 2007; and as arranger in connection with the repurchase by the Company of Convertible Notes (aggregate principal amount of $15,000,000) in December 2008. We also have provided certain investment banking and other financial services to Covidien and its affiliates from time to time, including having acted as co-manager of the private placement by Covidien International Finance S.A. (“CIFSA”), an indirect, wholly owned subsidiary of Covidien and parent of Parent, of its 5.150% Senior Notes due October 2010 (aggregate principal amount of $250,000,000), 5.450% Senior Notes due October 2012 (aggregate principal amount of $500,000,000), 6.000% Senior Notes due October 2017 (aggregate principal amount of $1,150,000,000) and 6.550% Senior Notes due October 2037 (aggregate principal amount of $850,000,000) in October 2007; as counterparty with respect to various derivative transactions entered into by a subsidiary of Covidien in July and September 2007; and as a lender to the former parent of a subsidiary of Covidien under a 364-Day Senior Bridge Loan Agreement (aggregate principal amount of $4,250,000,000) assumed by a subsidiary of Covidien in July 2007. We also may provide investment banking and other financial services to the Company, Covidien and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement, the Guaranty, dated as of September 27, 2009, by CIFSA, and the Tender and Voting Agreements, dated as of the September 27, 2009, by and among, Parent, Purchaser and certain stockholders of the Company; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company, including the “base case” forecasts (the “Base Case Forecasts”) and “business development case” forecasts for the Company, prepared by its management, as approved for our use by the Company. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Base Case Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management

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Board of Directors

Aspect Medical Systems, Inc.

September 27, 2009

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of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent, Purchaser, CIFSA or Covidien or the ability of the Company, Parent, Purchaser, CIFSA or Covidien to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $12.00 per Share in cash to be paid to the holders of Shares (other than Covidien and its affiliates) pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $12.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $12.00 per Share in cash to be paid to the holders of Shares (other than Covidien and its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

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